Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143489

PROSPECTUS

4,853,335 Shares of Common Stock

We are registering our common stock, par value $0.01 per share, for resale by the selling stockholders identified in this prospectus.

The selling stockholders or their permitted transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 60 for a description of how the selling stockholders may dispose of the shares covered by this prospectus. We do not know when or in what amount the selling stockholders may offer the shares for sale.

We will not receive any of the proceeds from sales of common stock made by the selling stockholders pursuant to this prospectus. We have agreed to pay certain expenses related to the registration of the shares of common stock.

Our common stock trades in the over-the-counter bulletin board under the symbol “AOLS”.  On May 25, 2007, the last reported sale price of our common stock in the over-the-counter market was $0.80 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus is July 19, 2007.
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You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 5 of this prospectus and the financial statements and notes to these statements contained in this prospectus before making an investment decision. Unless the context otherwise requires, references to “Aeolus,” “we,” “us,” or “Company” refer to Aeolus Pharmaceuticals, Inc. and its subsidiary, Aeolus Sciences, Inc.

Company Information

Aeolus Pharmaceuticals, Inc. is a biopharmaceutical company that is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology.  The Company’s initial target applications are for cancer radiation therapy and amyotrophic lateral sclerosis, also known as “ALS” or “Lou Gehrig’s disease.”  The Company reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.  The Company plans on initiating a clinical trial for AEOL 10150 as a protector of healthy normal cells in radiation therapy.  Further development of AEOL 10150 for the treatment of ALS, if any, will be dependent upon future specific financing for this development or a partnership.

On May 22, 2007, we entered into a Purchase Agreement with certain institutional accredited investors pursuant to which we sold to the investors an aggregate of 2,666,667 shares of the Company’s common stock at a purchase price of $0.75 per share for aggregate gross proceeds of $2,000,000 and issued to the investors warrants to purchase up to an aggregate of 2,000,001 shares of common stock with an exercise price of $0.75 per share.   In addition, we issued to a placement agent a warrant to purchase up to an aggregate of 186,667 shares of common stock with an exercise price of $0.75 per share.  In connection with the financing, we also granted registration rights to the investors, pursuant to which we agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the common stock and all shares of common stock issuable upon exercise of the warrants.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS.”. Our principal executive offices are located at 23811 Inverness Place, Laguna Niguel, California 92677, and our phone number at that address is (949) 481-9825. Our website address is www.aeoluspharma.com. However, the information in, or that can be accessed through, our web site is not part of the registration statement of which this prospectus forms a part. We also make available free of charge through our website our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

The Offering

Common stock offered by selling stockholders:	4,853,335 shares

Use of proceeds:
The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Any proceeds we receive from the exercise of warrants to purchase the shares included in the shares that are being offered by the selling stockholders hereunder will be used to continue the development of our product candidates and to expand the development of our drug pipeline and for general working capital. See “Use of Proceeds” on page 14.

Risk Factors	See “Risk Factors” beginning on page 5 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

OTC Bulletin Board Symbol:	AOLS

Summary of Consolidated Financial and Operating Data

The following table shows our historical financial and operating data for, and as of the end of, each of the periods indicated and should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  The following tables set forth our consolidated balance sheet data as of September 30, 2002, 2003, 2004, 2005 and 2006, and March 31, 2007, and our consolidated statements of operations data for the years ended September 30, 2002, 2003, 2004, 2005 and 2006 and the six months ended March 31, 2006 and 2007. We derived the selected consolidated financial data as of September 30, 2005 and 2006 and for the years ended September 30, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus.  The summary consolidated financial data at and for the six months ended March 31, 2006 and 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected for any future period.

Statement of Operations Data:
(in thousands, except per share data)

	Year Ended September 30,					Six Months Ended March 31,

	2006	2005	2004	2003	2002	2007	2006
Revenue:						(unaudited)	(unaudited)
Grant income and contract revenue	$92	$252	$305	$-	$-	$-	$92

Costs and expenses:
Research and development	3,480	4,515	8,295	2,780	3,927	677	2,258
General and administrative	2,216	2,674	3,987	2,025	2,778	1,076	1,047

Total costs and expenses	5,696	7,189	12,282	4,805	6,705	1,753	3,305

Loss from operations	(5,604)	(6,937)	(11,977)	(4,805)	(6,705)	(1,753)	(3,213)
Equity in loss of Incara Development	-	-	-	(76)	(1,040)	-	-
Equity in income of CPEC LLC	433	-	-	-	-	-	433
Interest income (expense), net	(6)	(31)	(5,213)	(192)	(50)	35	(19)
Other income	53	63	23	223	150	225	36
(Increase) decrease in fair value of common stock warrants	(604)	-	-	-	-	-	401

Loss from continuing operations	(5,728)	(6,905)	(17,167)	(4,850)	(7,645)	(1,493)	(2,362)
Discontinued operations	-	-	-	(38)	(3,657)	-	-
Gain (loss) on sale of discontinued operations	-	-	-	1,912	-	-	-
Net loss	(5,728)	(6,905)	(17,167)	(2,976)	(11,302)	(1,493)	(2,362)
Preferred stock dividend and accretion	(81)	-	(135)	(949)	(887)	-	(55)
Net loss attributable to common stockholders	$(5,809)	$(6,905)	$(17,302)	$(3,925)	$(12,189)	$(1,493)	$(2,417)

Net loss per share from continuing operations	$(0.31)	$(0.49)	$(2.06)	$(4.25)	$(6.58)	$(0.05)	$(0.17)
Net loss per share attributable to common stockholders	$(0.31)	$(0.49)	$(2.06)	$(2.88)	$(9.40)	$(0.05)	$(0.17)
Weighted average common shares outstanding:
Basic and diluted	18,926	13,976	8,388	1,365	1,296	29,277	14,058

Balance Sheet Data:
(in thousands)						as of
	as of September 30,					March 31,
	2006	2005	2004	2003	2002	2007
						(unaudited)
Cash and cash equivalents and marketable securities	$3,324	$626	$7,381	$586	$209	$913
Working capital (deficiency)	$1,581	$(73)	$6,093	$(2,242)	$(1,590)	$971
Total assets	$3,554	$937	$7,856	$1,080	$2,201	$1,386
Long-term portion of capital lease obligations and
notes payable	$-	$867	$787	$714	$944	$459
Redeemable convertible exchangeable preferred stock	$-	$-	$-	$14,503	$13,554	$-
Total liabilities	$1,847	$1,869	$2,324	$18,159	$3,127	$748
Total shareholders' equity (deficit)	$1,707	$(932)	$5,532	$(17,079)	$(14,480)	$638

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Our actual results might differ materially from any forward-looking statement due to various risks, uncertainties and contingencies, including but not limited to the following:

•           our need for, and our ability to obtain, additional funds;
•           uncertainties relating to clinical trials and regulatory reviews;
•           our dependence on a limited number of therapeutic compounds;
•           the early stage of the products we are developing;
•           the acceptance of any future products by physicians and patients;
•           competition and dependence on collaborative partners;
•           loss of key management or scientific personnel;
•           our ability to obtain adequate intellectual property protection and to enforce these rights;
•           our ability to avoid infringement of the intellectual property rights of others; and
•           the other factors and risks described under the section captioned “Risk Factors”.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are not guarantees of future performance or results, and are subject to known and unknown risks and uncertainties. Our actual results may vary materially and adversely from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in “Risk Factors” in this prospectus. Other factors not identified could also have such an effect.

We cannot give you any assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or our objectives and plans will be achieved.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus, including our consolidated financial statements and the notes thereto, before deciding whether to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and your investment. If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the value of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have operated at a loss and will likely continue to operate at a loss for the foreseeable future.

We have incurred significant losses over the past five years, including net losses of $1.5 million for the six months ended March 31, 2007, and net losses of $5.8 million, $6.9 million and $17.3 million for the years ended September 30, 2006, 2005 and 2004, respectively. We had an accumulated deficit of approximately $154.4 million as of March 31, 2007.  Our operating losses have been due primarily to our expenditures for R&D on our product candidates and for G&A expenses and our lack of significant revenues. We are likely to continue to incur operating losses until such time, if ever, that we generate significant recurring revenues. We anticipate it will take a minimum of five years (and possibly longer) for us to generate recurring revenues, since we expect that it will take at least that long before the development of any of our licensed or other current potential products is completed, marketing approvals are obtained from the U.S. Food and Drug Administration (the “FDA”) and commercial sales of any of these products can begin.

We need substantial additional funding to continue our operations and may be unable to raise capital when needed, or at all, which would force us to delay, curtail or eliminate our clinical programs and our product development programs.

We need to raise substantial additional capital to fund our operations and clinical trials and continue our R&D. In addition, we may need to raise substantial additional capital to enforce our proprietary rights; defend, in litigation or otherwise, any claims that we infringe third party patents or other intellectual property rights; and commercialize any of our products that may be approved by the FDA or any international regulatory authority.

As of March 31, 2007, we had cash of approximately $913,000. In May 2007, we completed a private placement in which we issued to certain investors and a placement agent an aggregate of 2,666,667 shares of common stock and warrants to purchase 2,186,668 shares of common stock at an exercise price of $0.75 per share for aggregate net proceeds of $2,000,000. We expect to use these funds, including any additional funds received pursuant to the exercise of these warrants, to continue the development of our lead product candidate and for working capital.

We believe we have adequate financial resources to fund our current operations through the second quarter of fiscal year 2008. However, in order to fund ongoing cash requirements beyond that point, or to further accelerate or expand our programs, we will need to raise additional funds. We are considering strategic and financial options available to us, including public or private equity offerings, debt financings and collaboration arrangements. If we raise additional funds by issuing securities, our stockholders will experience dilution of their ownership interest. Debt financings, if available, may involve restrictive covenants and require significant interest payments.  If we do not receive additional financing to fund our operations beyond the second quarter of fiscal 2008, we would have to discontinue some or all of our activities, merge with or sell some or all of our assets to another company, or cease operations entirely, and our stockholders might lose all or part of their investments.

In addition, if our catalytic antioxidant program shows scientific progress, we will need significant additional funds to move therapies through the preclinical stages of development and clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our catalytic antioxidant products, we will need to delay or cease development of one or more of these products or partner with another company for the development and commercialization of these products.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

In its audit report issued in connection with the audit of our consolidated balance sheets as of September 30, 2005 and September 30, 2006 and our consolidated statements of operations, stockholder’s equity and cash flows for the two years then ended, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern given our recurring net losses and our working capital may not be sufficient to fund our operations throughout the next fiscal year. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We have a limited operating history, have a history of operating losses, expect to continue to incur substantial losses and may never become profitable.

We have a limited operating history and to date have had no products approved for commercialization in the United States or abroad. Our product candidates are still being developed, and all but our AEOL 10150 candidate are still in early stages of development. Our product candidates will require significant additional development, clinical trials, regulatory clearances or approvals by the FDA or similar foreign governmental agencies and additional investment before they can be commercialized in the United States or elsewhere.

As of March 31, 2007, we had an accumulated deficit of $154.4 million from our research, development and other activities. We have not generated material revenues from product sales and do not expect to generate product revenues sufficient to support us for at least several more years.

Our research and development (“R&D”) activities are at an early stage and therefore might never result in viable products.

Our catalytic antioxidant program is in the early stages of development, involves unproven technology, requires significant further R&D and regulatory approvals and is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that:

·	any or all of these proposed products or procedures are found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;
·      the proposed products or procedures are not economical to market or do not achieve broad market acceptance;
·      third parties hold proprietary rights that preclude us from marketing the proposed products or procedures; and
·      third parties market a superior or equivalent product.

Further, the timeframe for commercialization of any product is long and uncertain because of the extended testing and regulatory review process required before marketing approval can be obtained. There can be no assurance that we will be able to successfully develop or market any of our proposed products or procedures.

If our products are not successfully developed and eventually approved by the FDA or similar foreign governmental agencies, we may be forced to reduce or terminate our operations.

All of our products are at various stages of development and must be approved by the FDA or similar foreign governmental agencies before they can be marketed. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. This process typically requires extensive preclinical and clinical testing, which may take longer or cost more than we anticipate, and may prove unsuccessful due to numerous factors. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing.

Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

·      Difficulty in securing centers to conduct trials;
·      Difficulty in enrolling patients in conformity with required protocols or projected timelines;
·      Unexpected adverse reactions by patients in trials;
·      Difficulty in obtaining adequate clinical supplies of the product;
·      Changes in the FDA’s requirements for our testing during the course of that testing;
·      Inability to generate statistically significant data confirming the efficacy of the product being tested;
·      Modification of the drug during testing; and
·      Reallocation of our limited financial and other resources to other clinical programs.

It is possible that none of the products we develop will obtain the regulatory approvals necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the nature of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular drug candidate, in which case we may not have the financial resources to continue to develop our products and, as a result, may have to terminate our operations.

If we do not reach the market with our products before our competitors offer products for the same or similar uses, or if we are not effective in marketing our products, our revenues from product sales, if any, will be reduced.

We face intense competition in our development activities. Many of our competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are less expensive and perceived to be safer or more effective than those being developed by us, which could impair our product development and render our technology obsolete.

We are and expect to remain dependent on collaborations with third parties for the development of new products, and adverse events involving these collaborations could prevent us from developing and commercializing our product candidates and achieving profitability.

We currently license from third parties, and do not own, rights under patents and certain related intellectual property for the development of our product candidates. In addition, we expect to enter into agreements with third parties both to license rights to our product candidates and to develop and commercialize new products. We might not be able to enter into or maintain these agreements on terms favorable to us, if at all. Further if any of our current licenses were to expire or terminate, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our R&D activities rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business, prospects, financial condition and results of operations.

We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University (“Duke”) and the National Jewish Medical and Research Center (the “NJC”). Each license generally may be terminated by the licensor if we fail to perform our obligations under the agreement, including obligations to develop the licensed compounds and technologies. If these licenses were terminated, we would lose the right to develop the products, which could adversely affect our business, prospects, financial condition and results of operations. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement, and we could lose our rights to develop the licensed compounds and technology.

If new technology is developed from these licenses, we may be required to negotiate certain key financial and other terms, such as royalty payments, for the licensing of this future technology with these research institutions, and it might not be possible to obtain any such license on terms that are satisfactory to us, or at all.

We now rely, and will continue to rely, heavily on third parties for product and clinical development, manufacturing, marketing and distribution of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development, clinical development, manufacturing, marketing and distribution of our products. The termination of some or all of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements, could have a material adverse effect on our ability to continue or complete clinical development of our products.

We rely on contract clinical research organizations (“CROs”) for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with good clinical practices (“GCPs”) for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

The third parties on which we rely may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and to obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and to use an alternate service provider. However, making such changes may be costly and would likely delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We will need to enter into collaborative arrangements for the manufacturing and marketing of our product candidates, or we will have to develop the expertise, obtain the additional capital and invest the resources to perform those functions internally.

We do not have the staff or facilities to manufacture or market any of the product candidates being developed in our catalytic antioxidant program. As a result, we will need to enter into collaborative arrangements to develop, commercialize, manufacture and market products that we expect to emerge from our catalytic antioxidant program, or develop the expertise within the company. We might not be successful in entering into such third party arrangements on terms acceptable to us, if at all. If we are unable to obtain or retain third-party manufacturing or marketing on acceptable terms, we may be delayed in our ability to commercialize products, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We may not be able to obtain adequate funding or establish these capabilities in a cost-effective or timely manner, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business, prospects, financial condition and results of operations.

The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have adequate patent protection, other companies could develop and sell products that compete directly with ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis is time-consuming and expensive, and many of these costs must be incurred before we know whether a product covered by the claims can be successfully developed or marketed.

Even if we expend considerable time and money on patent prosecution, a patent application may never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology because patent applications in the United States and elsewhere are not typically published for public inspection for at least 18 months from the date when they are filed. It is always possible that a competitor is pursuing a patent for the same invention in the United States as we are and has an earlier invention date. Outside the United States in some jurisdictions, priority of invention is determined by the earliest effective filing date, not the date of invention. Consequently, if a third party pursues the same invention and has an earlier filing date, patent protection outside the United States would be unavailable to us. Also, outside the United States, an earlier date of invention cannot overcome a date of publication that precedes the earliest effective filing date. Accordingly, the patenting of our proposed products would be precluded outside the United States if a prior publication anticipates the claims of a pending application, even if the date of publication is within a year of the filing of the pending application.

Even if patents issue, the patent claims allowed might not be sufficiently broad to offer adequate protection for our technology against competitive products. Patent protection differs from country to country, giving rise to increased competition from other products in countries where patent coverage is either unavailable, weak or not adequately enforced, if enforced at all. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge the validity of the patent. The cost of defending against a challenge to one or more of our patents could be substantial and even if we prevailed, there could be no assurance that we would recover damages.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to develop non-infringing technology or obtain a license from the successful patent holder, if available.

Our business also depends on our ability to develop and market products without infringing on the proprietary rights of others or being in breach of our license agreements. The pharmaceutical industry is characterized by a large number of patents, patent filings and frequent and protracted litigation regarding patent and other intellectual property rights. Many companies have numerous patents that protect their intellectual property rights. Third parties might assert infringement claims against us with respect to our product candidates and future products. If litigation were required to determine the validity of a third party’s claims, we could be required to spend significant time and financial resources, which could distract our management and prevent us from furthering our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to pay damages, license a third party’s technology, which may not be possible on terms acceptable to us, or at all, or discontinue our own activities and develop non-infringing technology, any of which could prevent or significantly delay pursuit of our development activities.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technology. We use confidentiality agreements with our employees, consultants and collaborators to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without incurring any liability to us.

If our current or former employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), we may be subject to claims as to ownership and rights in any resulting know-how or inventions.

If we cannot retain or hire qualified personnel or maintain our collaborations, our programs could be delayed and may be discontinued.

As of May 25, 2007, we had one full-time employee, our President and Chief Executive Officer. We utilize consultants to assist with our operations and are highly dependent on the services of our executive officers. We also are dependent on our collaborators for our R&D activities. The loss of key executive officers or collaborators could delay progress in our R&D activities or result in their termination entirely.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face intense competition for these kinds of personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to identify, attract and retain personnel, we may be unable to continue the development of our product candidates, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We face the risk of product liability claims which could exceed our insurance coverage and deplete our cash resources.

The pharmaceutical and biotechnology industries expose us to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products and may be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling our products. Product liability claims can be expensive to defend, even if the product did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We have limited product liability insurance coverage for our clinical trials and this coverage may not be sufficient to cover us against some or all potential losses due to liability, if any, or to the expenses associated with defending against liability claims. A product liability claim successfully asserted against us could exceed our insurance coverage, require us to use our own cash resources and have a material adverse effect on our business, financial condition and results of operations.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. We may be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination, we could be liable for any resulting damages, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to intense competition that could materially impact our operating results.

We may be unable to compete successfully against our current or future competitors. The pharmaceutical, biopharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to our primary fields of interest to develop new products. There also is intense competition among companies seeking to acquire products that already are being marketed. Many of the companies with which we compete have or are likely to have substantially greater research and product development capabilities and financial, technical, scientific, manufacturing, marketing, distribution and other resources than at least some of our present or future strategic partners or licensees.

As a result, these competitors may:

·      Succeed in developing competitive products sooner than us or our strategic partners or licensees;
·      Obtain FDA and other regulatory approvals for their products before approval of any of our products;
·      Obtain patents that block or otherwise inhibit the development and commercialization of our product candidates;
·      Develop products that are safer or more effective than our products;
·      Devote greater resources to marketing or selling their products;
·      Introduce or adapt more quickly to new technologies or scientific advances;
·      Introduce products that render our products obsolete;
·      Withstand price competition more successfully than us or our strategic partners or licensees;
·      Negotiate third-party strategic alliances or licensing arrangements more effectively; or
·      Take advantage of other opportunities more readily.

Currently, there are two drugs approved as radiation protection agents.  Amifostine (Ethyol®) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity, and radiation-induced xerostomia (i.e., damage to the salivary gland). KepivanceTM (palifermin) is marketed by Amgen, Inc. for use in the treatment of severe oral mucositis in patients with blood and lymphatic cancers undergoing high-dose chemotherapy and radiation and total body irradiation followed by bone marrow transplant.  However, there are also many companies working to develop pharmaceuticals that act as a radiation protection agent including MGI Pharma, Inc., Curagen Corporation, Endo Pharmaceuticals Holdings, Inc. and Proteome Systems, Ltd.

Currently, Rilutek®, which was developed by Aventis Pharma AG, is the only drug of which we are aware that has been approved by the FDA for the treatment of ALS. Other companies are working to develop pharmaceuticals to treat ALS, including CytRx Corporation, Roche Laboratories, Ceregene, Inc., Ono Pharmaceutical Co., Ltd., AstraZeneca plc and Celgene Corporation. In addition, ALS belongs to a family of diseases called neurodegenerative diseases, which includes Alzheimer’s disease, Parkinson’s disease and Huntington’s disease. Due to similarities between these diseases, a new treatment for one disease potentially could be useful for treating others. There are many companies that are producing and developing drugs used to treat neurodegenerative diseases other than ALS, including Amgen, Inc., Guilford Pharmaceuticals, Inc., Phytopharm plc, Cephalon, Inc. and Ceregene, Inc.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

·	the receipt of regulatory approvals for the indications that we are studying;
·	the establishment and demonstration in the medical community of the safety, clinical efficacy and cost

·	effectiveness of our products and their potential advantages over existing therapeutic products;
·	marketing and distribution support;
·	the introduction, market penetration and pricing strategies of competing and future products; and
·	coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules, including those pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404, which requires companies to evaluate their internal control over financial reporting, and other requirements will increase our costs and require additional management resources. Based on recent SEC proposals, we are required to be in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 beginning in our fiscal year ending September 30, 2008.

We will need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. There is no assurance that we will be able to complete a favorable assessment as to the effectiveness of our internal control over financial reporting for our fiscal year ending September 30, 2008, or that any future assessments of the adequacy of our internal control over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Risks Related to Owning Our Stock

Our principal stockholders own a significant percentage of our outstanding common stock and are, and will continue to be, able to exercise significant influence over our affairs.

As of May 25, 2007, Xmark Opportunity Partners, LLC (“Xmark”) possessed voting power over 13,866,833 shares, or 43.4%, of our outstanding common stock, through its management of Goodnow Capital, L.L.C. (“Goodnow”), Xmark Opportunity Fund, L.P. (“Opportunity Fund L.P.”), Xmark Opportunity Fund, Ltd. (“Opportunity Fund Ltd.”) and Xmark JV Investment Partners, LLC (“JV Investment Partners” and, collectively with Opportunity Fund L.P. and Opportunity Fund Ltd., the “Xmark Funds”), and through a voting trust agreement by and among Biomedical Value Fund, L.P., Biomedical Value Fund, Ltd., Xmark Asset Management, LLC (“Xmark Asset”) and the Company  (the “Xmark Voting Trust”) with respect to 1,000,000 shares. As a result, Xmark is able to determine a significant part of the composition of our board of directors, holds significant voting power with respect to matters requiring stockholder approval and is able to exercise significant influence over our operations. The interests of Xmark may be different than the interests of other stockholders on these and other matters. This concentration of ownership also could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.

Also as of May 25, 2007, Efficacy Capital Ltd. (“Efficacy Capital”) owned 9,800,000 shares, or 30.7%, of our outstanding common stock, through its management of Efficacy Biotech Master Fund Ltd. (“Efficacy Fund”).  As a result, Efficacy Capital is able to determine a significant part of the composition of our board of directors, holds significant voting power with respect to matters requiring stockholder approval and is able to exercise significant influence over our operations.  The interests of Efficacy Capital may be different than the interests of other stockholders on these and other matters.  This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.

We may need to sell additional shares of our common stock, preferred stock or other securities to meet our capital requirements. If we need to sell additional shares of our common stock, preferred stock or other securities to meet our capital requirements, or upon conversion of our preferred stock and exercises of currently outstanding options and warrants, the ownership interests of our current stockholders could be substantially diluted. The possibility of dilution posed by shares available for future sale could reduce the market price of our common stock and could make it more difficult for us to raise funds through equity offerings in the future.

As of May 25, 2007, we had 31,952,749 shares of common stock outstanding. We may grant to our employees, directors and consultants options to purchase shares of our common stock under our 2004 Stock Option Plan. In addition, as of May 25, 2007, options to purchase 3,342,617 shares were outstanding at exercise prices ranging from $0.38 to $51.25 per share, with a weighted average exercise price of $3.02 per share, and 3,467,559 shares were reserved for issuance under the 2004 Stock Option Plan. In addition, as of May 25, 2007, warrants to purchase 18,025,427 shares of common stock were outstanding at exercise prices ranging from $0.50 to $19.90 per share, with a weighted exercise price of $1.01 per share. We have also reserved 475,087 shares of common stock for the conversion of our outstanding Series B Preferred stock.

In connection with prior collaborations and financing transactions, we also have issued Series B Preferred Stock and a promissory note convertible into Series B Preferred Stock to affiliates of Elan Corporation, plc (“Elan”). These securities generally are exercisable and convertible at the option of the Elan affiliates. The exercise or conversion of all or a portion of these securities would dilute the ownership interests of our stockholders.

Our common stock is not listed on a national exchange, is illiquid and is characterized by low and/or erratic trading volume, and the per share price of our common stock has fluctuated from $0.34 to $1.50 during the last two years.

Our common stock is quoted on the OTC Bulletin Board under the symbol “AOLS”. An active public market for our common stock is unlikely to develop as long as we are not listed on a national securities exchange. Even if listed, the market for our stock may be impaired because of the limited number of investors, the significant ownership stake of Efficacy Capital and Xmark (through its management of Goodnow and the Xmark Funds), and our small market capitalization, which is less than that authorized for investment by many institutional investors.

Historically, the public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. The market price of our common stock is subject to wide fluctuations due to factors that we cannot control, including the results of preclinical and clinical testing of our products under development, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of any products and general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Future sales of our common stock could adversely affect its price.

Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition. Furthermore, the terms of some of our financing arrangements directly limit our ability to pay cash dividends on our common stock.

USE OF PROCEEDS

We will receive no proceeds from the sale of the shares by the selling stockholders. However, this prospectus covers the offer of shares of common stock issuable in the future upon the exercise of the warrants to purchase up to an aggregate of 2,186,668 shares of common stock at an exercise price of $0.75 per share, subject to adjustment, which are exercisable until May 22, 2012.  If all of these warrants are exercised in full for cash, we would receive aggregate gross proceeds of $1,640,000.  However, these warrants contain a “cashless exercise” feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to us.

There can be no assurance any of these warrants will be exercised by the selling stockholders at all or that these warrants will be exercised for cash rather than pursuant to the “cashless exercise” feature. We expect to use proceeds, if any, from exercise of these warrants to continue the development of our product candidates and to expand the development of our drug pipeline and for general corporate purposes. We cannot assure that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

We will pay certain expenses related to the registration of the shares of common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET FOR COMMON STOCK

Our common stock is traded on the OTC Bulletin Board under the symbol “AOLS”.

The following sets forth the quarterly high and low trading prices as reported by the OTC Bulletin Board for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

	High	Low
Fiscal Year Ended September 30, 2005
October 1, 2004 through December 31, 2004	$1.60	$1.04
January 1, 2005 through March 31, 2005	$1.25	$0.65
April 1, 2005 through June 30, 2005	$0.95	$0.44
July 1, 2005 through September 30, 2005	$1.38	$0.75

Fiscal Year Ended September 30, 2006
October 1, 2005 through December 31, 2005	$1.35	$0.80
January 1, 2006 through March 31, 2006	$1.00	$0.76
April 1, 2006 through June 28, 2006	$0.90	$0.42
July 1, 2006 through September 30, 2006	$0.91	$0.50

Fiscal Year Ending September 30, 2007
October 1, 2006 through December 31, 2006	$0.85	$0.51
January 1, 2007 through March 31, 2007	$0.75	$0.34
April 1, 2007 through May 25, 2007	$1.50	$0.51

The closing price for our common stock on May 25, 2007 was $0.80.

As of May 25, 2007, there were approximately 194 holders of record of our common stock, excluding shares held in book-entry form through The Depository Trust Company, and we estimate that the number of beneficial owners of shares of our common stock was approximately 3,000 as of such date.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2007:
·	on an actual basis; and
·
on an as adjusted basis to give effect to the sale by us of 2,666,667 shares of common stock at a purchase price of $0.75 per share and the issuance of warrants to purchase up to an aggregate of 2,186,668 shares of common stock with an exercise price of $0.75 per share in our private placement closed on May 22, 2007, after deducting expenses and fees for the private placement paid by us.

You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	March 31, 2007
	Actual	As Adjusted
	(Unaudited) (Amounts in thousands)

Current portion of long-term debt	$0	$0
Long-term debt, less current portion	459	459
Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized at March 31, 2007: Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 475,087 shares issued and outstanding at March 31, 2007	5	5
Common stock, $.01 par value per share, 150,000,000 shares authorized; 29,286,082 and 31,952,749 shares issued and outstanding at March 31, 2007 (actual) and March 31, 2007 (as adjusted), respectively	293	320
Additional paid-in capital	154,735	156,468
Accumulated deficit	(154,395)	(154,395)

Total stockholders’ equity	638	2,398

Total capitalization	$1,097	$2,857

DIVIDEND POLICY

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as-converted basis on our Series B Preferred Stock. Moreover, any additional preferred stock to be issued and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

In addition, we cannot pay a dividend on any class of our capital stock or other equity interests or any securities convertible into our capital stock without the prior approval of Goodnow pursuant to the terms of the Debenture and Warrant Purchase Agreement dated September 16, 2003 between us and Goodnow. This restriction will expire on the earliest of:

·	the date that Goodnow owns less than 20% of our outstanding common stock on an as converted basis;

·
the completion, to the absolute satisfaction of Goodnow, of initial human clinical safety studies of AEOL 10150 and analysis of the data developed based upon such studies with the results satisfactory to Goodnow,

·	in its absolute discretion, to initiate efficacy studies of AEOL 10150 in humans; or

·	the initiation of dosing of the first human patient in an efficacy-based study of AEOL 10150.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the consolidated statements of operations data for the five fiscal years ended September 30, 2006 and the related consolidated balance sheet data at those dates from our consolidated financial statements. Our consolidated financial statements as of and for the fiscal year ended September 30, 2006 and 2005 were audited by Haskell & White LLP, an independent registered public accounting firm. Our consolidated financial statements as of and for the fiscal year ended September 30, 2004 were audited by Grant Thornton LLP, an independent registered public accounting firm, and our consolidated financial statements as of  and for the fiscal years ended September 30, 2003 and 2002 were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  All common stock amounts have been adjusted for a one-for-ten reverse stock split effected in July 2004.

The financial information as of March 31, 2007 and results of operations for the six months ended  March 31, 2007 and 2006 is derived from our unaudited interim financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our consolidated financial position for the respective periods. The historical data for the six-month periods presented below are not necessarily indicative of the results for a full fiscal year.

Statement of Operations Data:
(in thousands, except per share data)

	Year Ended September 30,					Six Months Ended March 31,

	2006	2005	2004	2003	2002	2007	2006
Revenue:						(unaudited)	(unaudited)
Grant income and contract revenue	$92	$252	$305	$-	$-	$-	$92

Costs and expenses:
Research and development	3,480	4,515	8,295	2,780	3,927	677	2,258
General and administrative	2,216	2,674	3,987	2,025	2,778	1,076	1,047

Total costs and expenses	5,696	7,189	12,282	4,805	6,705	1,753	3,305

Loss from operations	(5,604)	(6,937)	(11,977)	(4,805)	(6,705)	(1,753)	(3,213)
Equity in loss of Incara Development	-	-	-	(76)	(1,040)	-	-
Equity in income of CPEC LLC	433	-	-	-	-	-	433
Interest income (expense), net	(6)	(31)	(5,213)	(192)	(50)	35	(19)
Other income	53	63	23	223	150	225	36
(Increase) decrease in fair value of common stock warrants	(604)	-	-	-	-	-	401

Loss from continuing operations	(5,728)	(6,905)	(17,167)	(4,850)	(7,645)	(1,493)	(2,362)
Discontinued operations	-	-	-	(38)	(3,657)	-	-
Gain (loss) on sale of discontinued operations	-	-	-	1,912	-	-	-
Net loss	(5,728)	(6,905)	(17,167)	(2,976)	(11,302)	(1,493)	(2,362)
Preferred stock dividend and accretion	(81)	-	(135)	(949)	(887)	-	(55)
Net loss attributable to common stockholders	$(5,809)	$(6,905)	$(17,302)	$(3,925)	$(12,189)	$(1,493)	$(2,417)

Net loss per share from continuing operations	$(0.31)	$(0.49)	$(2.06)	$(4.25)	$(6.58)	$(0.05)	$(0.17)
Net loss per share attributable to common stockholders	$(0.31)	$(0.49)	$(2.06)	$(2.88)	$(9.40)	$(0.05)	$(0.17)
Weighted average common shares outstanding:
Basic and diluted	18,926	13,976	8,388	1,365	1,296	29,277	14,058

Balance Sheet Data:
(in thousands)						as of
	as of September 30,					March 31,
	2006	2005	2004	2003	2002	2007
						(unaudited)
Cash and cash equivalents and marketable securities	$3,324	$626	$7,381	$586	$209	$913
Working capital (deficiency)	$1,581	$(73)	$6,093	$(2,242)	$(1,590)	$971
Total assets	$3,554	$937	$7,856	$1,080	$2,201	$1,386
Long-term portion of capital lease obligations and
notes payable	$-	$867	$787	$714	$944	$459
Redeemable convertible exchangeable preferred stock	$-	$-	$-	$14,503	$13,554	$-
Total liabilities	$1,847	$1,869	$2,324	$18,159	$3,127	$748
Total stockholders' equity (deficit)	$1,707	$(932)	$5,532	$(17,079)	$(14,480)	$638

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Introduction

You should read the following discussion in conjunction with our consolidated financial statements and the notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen derived molecules, commonly referred to as free radicals. Free radicals cause damage in a broad group of diseases and conditions. Our initial target applications will be the use of our catalytic antioxidants for cancer radiation therapy and ALS.  We have reported positive safety results from two Phase I clinical trials of AEOL 10150 in patients diagnosed with ALS with no serious adverse events noted.  We plan on initiating a clinical trial for AEOL 10150 as a protector of healthy normal cells in radiation therapy upon securing additional financial resources.

We do not have any revenue, other than grant income, and therefore we must rely on public or private equity offerings, debt financings, collaboration arrangements or grants to finance our operations.

We incurred significant losses from continuing operations of $1,753,000 and $5,604,000, and cash outflows from operations of $2,132,000 and $4,867,000, for the six months ended March 31, 2007 and for the fiscal year ended September 30, 2006, respectively. We had an accumulated deficit of $154,395,000 at March 31, 2007. We have not yet generated any revenue from product sales and do not expect to receive any product revenue in the foreseeable future, if at all.

Corporate Matters

On November 20, 2003, our stockholders approved the reorganization and merger of our company with and into one of its wholly owned subsidiaries, pursuant to which our stockholders became stockholders of the subsidiary. The corporate reorganization was completed on November 20, 2003. There was no change in the basis of the assets or liabilities of the consolidated company. In conjunction with the reorganization, notes payable in the amount of $3,095,000 were converted into 3,095,144 shares of common stock of the surviving entity and all 12,015 shares of previously outstanding Series C Preferred Stock were converted into 225,533 shares of common stock of the surviving entity.

In April 2004, we completed a private placement of 4,104,000 shares of common stock at $2.50 per share, resulting in net proceeds of $9,359,000. In conjunction with the private placement, we issued warrants to purchase 1,641,600 shares of common stock with an initial exercise price of $4.00 per share, and issued a warrant to the placement agent to purchase 410,400 shares of common stock with an initial exercise price of $2.50 per share. In addition, in April 2004, Goodnow converted a debenture in the aggregate amount of $5,047,000 into 5,046,875 shares of common stock.

On July 16, 2004, we effected a one-for-ten reverse stock split, decreased the number of authorized shares of common stock from 350,000,000 to 50,000,000 and changed our name from Incara Pharmaceuticals Corporation to Aeolus Pharmaceuticals, Inc. All common stock amounts in the registration statement of which this prospectus forms a part have been adjusted to reflect the reverse stock split.

On November 21, 2005, we entered into a Purchase Agreement with certain institutional accredited investors pursuant to which we sold to the investors an aggregate of 1,250,000 shares of our Series A Convertible Preferred Stock at a purchase price of $2.00 per share and warrants to purchase up to an aggregate of 2,500,000 shares of common stock for aggregate net proceeds of approximately $2,400,000. Each share of the Series A Preferred Stock, which has a stated value of $2.00 per share, was initially convertible into two shares of common stock but subsequently adjusted to four shares of common stock as a result of the June 2006 financing. The warrants had an initial exercise price of $1.00 per share but were subsequently lowered to $0.50 per share as a result of the June 2006 financing.

On June 5, 2006, we entered into a Subscription Agreement with certain accredited investors pursuant to which we sold to the investors an aggregate of 10,000,000 shares of the Company’s common stock at a purchase price of $0.50 per share for aggregate gross proceeds of $5,000,000, issued to the investors warrants to purchase up to an aggregate of 7,000,000 shares of common stock with an exercise price of $0.75 per share and issued to Efficacy Fund a warrant to purchase up to an aggregate of  4,000,000 shares of common stock of the Company with an exercise price of $0.50 per share.

In connection with the June 5, 2006 financing, all outstanding shares of the Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock.

On May 22, 2007, we entered into a Securities Purchase Agreement with certain institutional accredited investors pursuant to which we sold to the investors an aggregate of 2,666,667 shares of the Company’s common stock at a purchase price of $0.75 per share for aggregate gross proceeds of $2,000,000 and issued to the investors warrants to purchase up to an aggregate of 2,000,001 shares of common stock with an exercise price of $0.75 per share.   In addition, we issued to a placement agent a warrant to purchase up to an aggregate of 186,667 shares of common stock with an exercise price of $0.75 per share.

Transactions with Elan

In January 2001, we closed a collaboration and financing transaction with Elan. As part of the transaction, Elan and we formed a Bermuda corporation, Incara Development, Ltd. (“Incara Development”), to develop deligoparin. From inception through September 30, 2003, we owned all of the common stock and 60.2% of the non-voting preferred shares of Incara Development and Elan owned 39.8% of the non-voting preferred shares of Incara Development. As part of the transaction, Elan and we entered into license agreements under which we licensed deligoparin to Incara Development and Elan licensed to Incara Development a proprietary drug delivery technology.

In connection with the transaction, Elan purchased 82,500 shares of our common stock, 28,457 shares of our Series B Preferred Stock and a five-year warrant to purchase 22,191 shares of Series B Preferred Stock at an initial exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B Preferred Stock is convertible into one share of our common stock. Elan also purchased 12,015 shares of our Series C Preferred Stock with a face value of $1,000 per share for a total of $12,015,000. We contributed to Incara Development the proceeds from the issuance of the Series C Preferred Stock in exchange for securities of Incara Development. Elan also contributed $2,985,000 to Incara Development for shares of preferred stock of Incara Development. In addition, Elan granted Incara Development a license to Elan’s proprietary drug delivery technology for a license fee of $15,000,000.

The Series C Preferred Stock carried a mandatory stock dividend of 7% per year, compounded annually, and was convertible at Elan’s option into shares of our Series B Preferred Stock. The Series C Preferred Stock was also exchangeable at the option of Elan at any time for all of the preferred stock of Incara Development held by us which, if exchanged, would have given Elan ownership of 100% of Incara Development’s preferred stock outstanding or 50% of the initial amount of combined common and preferred stock of Incara Development. Because the Series C Preferred Stock was redeemable preferred stock, it was classified as a liability at September 30, 2003, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 150. On November 20, 2003, our corporate reorganization resulted in the automatic conversion of the Series C Preferred Stock into 225,533 shares of our common stock.

As part of the initial transaction, Elan and we intended to fund Incara Development pro rata, based on our respective percentage ownership of the combined outstanding common and preferred stock of Incara Development. We owned 80.1% and Elan owned 19.9% of the outstanding combined common and non-voting preferred shares of Incara Development from inception through September 30, 2003. Elan agreed to lend us up to $4,806,000 to fund our pro rata share of development funding for Incara Development. In return, we issued Elan a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. In October 2001 and February 2002, we borrowed from Elan $857,000 and $518,000, respectively, pursuant to the terms of the note arrangement with Elan. In February 2002, we, with Elan’s consent, converted the outstanding principal and accrued interest totaling $1,400,000 into 48,000 shares of our common stock and 58,883 shares of our Series B Preferred Stock. In August 2002, we borrowed from Elan an additional $638,000 pursuant to the terms of the note arrangement. The outstanding balance of the note payable was $867,000 as of September 30, 2005. The note is convertible at the option of Elan into shares of Series B Preferred Stock at a rate of $43.27 per share. The note matured on December 21, 2006; however, in February 2007, the Company and Elan terminated the note, the Company paid $300,000 in cash to Elan, Elan and the Company entered into a new note payable in the amount of $453,000 for a period of two years under substantially the same terms as the original note and Elan forgave $225,000 of the note payable.  We have the option to repay the note either in cash or in shares of Series B Preferred Stock and warrants having a then fair market value of the amount due, provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share.

For financial reporting purposes, the value recorded as our investment in Incara Development was $12,015,000, which equaled the proceeds we received from Elan to purchase the Series C Preferred Stock. The acquired technology obtained by Incara Development from Elan for $15,000,000 was expensed at inception because the feasibility of using the acquired technology in conjunction with deligoparin had not been established and Incara Development had no alternative future use for the acquired technology. We immediately expensed as “Equity in loss of Incara Development” 100% of the write-off of the acquired technology, up to our initial investment. We recognized 100% of the net losses of Incara Development to the extent of our initial investment, and we recognized 80.1% of the subsequent net losses, which was the extent of our commitment to provide further financial support to fund those losses.

While we owned all of the outstanding common stock and 60.2% of the non-voting preferred stock of Incara Development prior to November 2003, Elan retained significant minority investor rights, including 50% control of the management committee which oversaw the deligoparin program, that are considered “participating rights” as defined in the Emerging Issues Task Force (“EITF”) Consensus No. 96-16. Accordingly, we did not consolidate the financial statements of Incara Development during fiscal years 2003, 2002 and 2001, but instead accounted for our investment in Incara Development under the equity method of accounting. Elan and we funded Incara Development on a pro rata basis based on the respective ownership of the combined outstanding common and preferred stock of Incara Development. In accordance with Accounting Principles Board Opinion (“APB”) No. 18, we recognized 100% of the losses of Incara Development to the extent of our original investment, plus all subsequent losses of Incara Development to the extent that we had committed to provide further financial support to fund those losses. During the fiscal years ended September 30, 2003 and 2002, our equity in loss of Incara Development was $76,000 and $1,040,000, respectively.

In September 2002, we announced that analysis of the results from the clinical trial of deligoparin for the treatment of ulcerative colitis showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we terminated our collaboration in November 2003, at which time we became the sole owner of Incara Development. Incara Development was dissolved in August 2004.

In May 2002, Elan purchased 416,204 shares of our Series B Preferred Stock for $3,000,000. Elan agreed that it would make additional equity investments in the future based upon the completion of various financial and clinical milestones related to our program for catalytic antioxidant compounds as adjunctive agents to cancer treatment. Elan received an exclusive option to negotiate commercialization or collaboration terms at a later phase relating to catalytic antioxidants being developed by us in the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage. No milestones were met. Elan and we terminated this collaboration in January 2003. In accordance with the terms of the termination agreement, we will pay Elan a royalty on net sales of catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

Results of Operations

Six Months Ended March 31, 2007 Compared to the Six Months Ended March 31, 2006

We had net losses attributable to common stockholders of $1,493,000 for the six months ended March 31, 2007, versus net losses attributable to common stockholders of $2,417,000 for the six months ended March 31, 2006.

We recognized zero and $92,000 of grant income during the six months ended March 31, 2007 and 2006, respectively from our Small Business Innovation and Research (“SBIR”) grant from the National Cancer Institute.

R&D expenses decreased $1,581,000, or 70%, to $677,000 for the six months ended March 31, 2007 from $2,258,000 for the six months ended March 31, 2006.  Our primary operational focus and R&D spending during the six months ended March 31, 2007 was on analyzing the results and preparing the final report of our Phase I multiple dose clinical trial for the treatment of ALS and preparing for a proposed clinical trial for AEOL 10150 as a radiation protection agent, while our primary operational focus and R&D spending during the six months ended March 31, 2006 was on conducting our Phase I multiple dose clinical trial for the treatment of ALS and the advancement of the Aeolus Pipeline Initiative (which is discussed elsewhere in this prospectus).  Clinical trial expenses for the six months ended March 31, 2007 was $14,000 compared to $850,000 during the six months ended March 31, 2006.  Preclinical expenses primarily related to the Aeolus Pipeline Initiative for the six months ended March 31, 2007 was zero compared to $400,000 for the six months ended March 31, 2006.  Patent fees also decreased during the current period as we were in the process of validating several patents internationally during the six months ended March 31, 2006 while no such activity occurred during the six months ended March 31, 2007.  Offsetting these declines were increased contract manufacturing and chemistry costs of $254,000.  During the six months ended March 31, 2007, we began manufacturing additional supplies of AEOL 10150.

General and administrative (“G&A”) expenses increased $29,000, or 3%, to $1,076,000 for the six months ended March 31, 2007 from $1,047,000 for the six months ended March 31, 2007.  G&A expenses were higher during the six months ended March 31, 2007 versus the six months ended March 31, 2006 due to an increased non-cash stock based compensation expense of $115,000 and employee and severance expenses of $106,000 offset by a lower level of consulting fees and legal fees.  During the six months ended March 31, 2007, the Company continued its program to decrease the level of services provided by consultants resulting in a lower level of legal and professional fees of $198,000.

During the six months ended March 31, 2006, CPEC LLC (“CPEC”), of which we own 35% and Indevus Pharmaceuticals, Inc. owns 65%, received a milestone payment and equity consideration from ARCA Discovery, Inc., a privately held cardiovascular-focused company (“ARCA”).  We recognized zero and $433,000 of income during the six months ended March 31, 2007 and 2006, respectively as a result of our equity ownership of CPEC.

During the three months ended March 31, 2007, we recognized $225,000 in income as a result of the forgiveness of a portion of the principal balance of a note payable from Elan.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock” (“EITF 00-19”) and the terms of the warrants and the transaction documents, at the closing date, November 21, 2005, the fair value of the warrants issued in the Series A Preferred Stock private placement were accounted for as a liability until such date in which a registration statement registering the shares underlying the warrants was declared effective.  The warrant liability was revalued at each balance sheet date and changes in fair value were charged to the statement of operations.  Between November 21, 2005 and March 31, 2006, the fair value of the warrants decreased by $401,000 which was credited to the statement of operations.  On March 1, 2006, the SEC declared the registration statement registering the shares underlying the warrants effective and accordingly the warrant liability was reclassified to additional paid in capital.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

We had a net loss attributable to common stockholders of $5,809,000 for the fiscal year ended September 30, 2006, versus a net loss attributable to common stockholders of $6,905,000 for fiscal 2005.

In August 2003, we were awarded a $100,000 Small Business Innovation and Research (“SBIR”) Phase I grant from the National Cancer Institute, a division of the National Institutes of Health (the “NIH”). In March 2004, we were awarded up to $375,000 for the first year of a SBIR Phase II grant and received approval for a second year of the Phase II grant program in January 2005. Pursuant to the grants, we are studying the antitumor and radiation-protective effects of our catalytic antioxidants. The study is a collaboration between us and the Department of Radiation Oncology at Duke University Medical Center. We completed the work under this grant in fiscal year 2006.  We recognized $92,000 of grant income during the fiscal year 2006 versus $252,000 during fiscal year 2005.

Research and Development

R&D expenses decreased $1,035,000, or 23%, to $3,480,000 for fiscal year 2006 from $4,515,000 for fiscal year 2005.  Our primary operational focus and R&D spending during fiscal year 2006 was on conducting our Phase I multiple dose clinical trial for the treatment of ALS and the advancement of the Aeolus Pipeline Initiative, while our primary operational focus and R&D spending during fiscal year 2005 was on preclinical pharmacology and toxicology tests on our lead compound, AEOL 10150, and the launch of our Phase I single dose clinical trial for the treatment of ALS.  Clinical trial expenses for fiscal year 2006 were $1,233,000 compared to $1,754,000 during fiscal year 2005.  Preclinical expenses primarily related to the Aeolus Pipeline Initiative for fiscal year 2006 were $585,000, whereas preclinical expenses related to pharmacology and toxicology testing of AEOL 10150 during fiscal year 2005 were $994,000.  In addition, we closed our laboratory facilities in 2005 reducing occupancy expenses by $283,000 during fiscal year 2006 when compared to fiscal year 2005.  Offsetting these declines in fiscal year 2006 were increased patent fees of $357,000 as a result of some of our patents entering the international validation phase.

R&D expenses for our antioxidant program have totaled $32,153,000 from inception through September 30, 2006. Because of the uncertainty of our R&D and clinical studies, we are unable to predict the total level of spending on the program or the program completion date. However, we expect R&D expenses during fiscal year 2007 will be higher than fiscal 2006 as we initiate additional clinical trials of AEOL 10150. Our ongoing cash requirements will also depend on numerous factors, particularly the progress of our R&D programs and our ability to negotiate and complete collaborative agreements.

General and Administrative

G&A expenses include corporate costs required to support our company, our employees and consultants and our stockholders. These costs include personnel and outside costs in the areas of legal, human resources, investor relations and finance. Additionally, we include in G&A expenses such costs as rent, repair and maintenance of buildings and equipment, depreciation, utilities, information technology and procurement costs that we need to support the corporate functions listed above.

G&A expenses decreased $458,000, or 17%, to $2,216,000 for fiscal year 2006 from $2,674,000 for fiscal year 2005.  G&A expenses were lower during fiscal year 2006 versus fiscal year 2005 due to a decline in employment costs and rent expenses offset by a higher level of consulting, legal and accounting fees.  During fiscal year 2006, the Company’s administration and accounting activities were outsourced while during the same period in 2005, employees performed these functions resulting in higher consulting fees of $252,000 and lower employment costs of $251,000 during fiscal year 2006.  Legal and accounting fees increased $108,000 during fiscal year 2006 as a result of the Company’s increased regulatory compliance responsibilities.  Occupancy costs decreased by $334,000 during fiscal year 2006 compared to the prior year as the Company closed its administrative offices in August 2005 and outsourced all of its administration functions, as a result of which we did not incur any rental expense during fiscal year 2006.  Also, during fiscal year 2005, we incurred $219,000 of severance expenses as we did not renew the employment contract with our former Chief Financial Officer.

Effective October 1, 2005, we adopted SFAS No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”).  SFAS No. 123(R) requires that we recognize the fair value of equity awards granted to our employees as compensation expense in the income statement over the requisite service period.  For fiscal year 2006, we recognized $224,000 in employee stock-based compensation expense as a result of the adoption of SFAS No. 123(R), which is included in G&A expenses.  Additionally, we recognized $157,000 of stock-based compensation charges associated with stock option grants to consultants that were included in G&A expenses.

During fiscal 2006, CPEC received a milestone payment and equity consideration from ARCA.  In 2003, CPEC out-licensed all rights to a potential therapeutic compound referred to as “bucindolol” to ARCA.  During fiscal 2006, CPEC agreed to modify the license agreement between CPEC and ARCA and received 400,000 shares of ARCA common stock as consideration for the amendment.  In addition, during fiscal 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA completing a financing.  We recorded $433,000 of income during fiscal 2006 as a result of our equity ownership of CPEC.

In accordance with EITF 00-19 and the terms of the warrants and the transaction documents in our November 2005 private placement and June 2006 private placement, at the closing dates, November 21, 2005 and June 5, 2006, respectively, the fair value of the warrants issued in the financings were initially accounted for as liabilities until the date the applicable registration statement registering the shares underlying the warrants was declared effective by the SEC.  The warrant liabilities were revalued at each balance sheet date until the EITF 00-19 equity classification requirements were satisfied and changes in fair value were charged to the statement of operations.  Between November 21, 2005 and March 1, 2006, the fair value of the warrants issued in the November 2005 private placement decreased by $401,000 which was credited to the statement of operations.  On March 1, 2006, the SEC declared the registration statement registering the shares underlying the warrants issued in the November 2005 private placement effective and accordingly the warrant liability was reclassified to additional paid in capital.  During the period from June 5, 2006 to July 31, 2006, the fair value of the warrants issued in the June 2006 private placement increased by $901,000 which was charged to the statement of operations.  On July 31, 2006, the SEC declared the registration statement registering the shares underlying the warrants issued in the June 2006 private placement effective and accordingly the warrant liability was reclassified to additional paid in capital.  The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

In connection with the June 2006 private placement, we were required to reduce the exercise price of the warrants issued in the November 2005 private placement to purchase 2,500,000 shares of common stock from $1.00 per share to $0.50 per share, the purchase price of the common stock issued in the June 2006 private placement.   As a result of the change in the exercise price, these warrants were revalued resulting in an increase in their value of $105,000 which was charged to the statement of operations.

We accreted $81,000 of dividends on our Series A Preferred Stock during fiscal 2006. All of the outstanding Series A Preferred Stock was converted into common stock in fiscal 2006 and we no longer accrete dividends on the Series A Preferred Stock.

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

We had a net loss attributable to common stockholders of $6,905,000 for the fiscal year ended September 30, 2005, versus a net loss attributable to common stockholders of $17,302,000 for fiscal 2004.

We recognized $252,000 of grant income during the fiscal year 2005 versus $305,000 of grant income during fiscal year 2004.

Research and Development

R&D expenses decreased $3,780,000, or 46%, to $4,515,000 for fiscal year 2005 from $8,295,000 for fiscal year 2004. Our primary operational focus and R&D spending during fiscal year 2005 was on conducting our Phase I clinical trial for the treatment of ALS and preclinical pharmacology and toxicology tests, while our primary operational focus and R&D spending during fiscal year 2004 was on preclinical pharmacology and toxicology tests on our lead compound, AEOL 10150. We eliminated our R&D staff during fiscal year 2004 and are currently using consultants to conduct our R&D activities. Therefore, we incurred greater expenses for clinical trial and sponsored research costs in fiscal year 2005, compared with fiscal year 2004, in which we incurred higher expenses associated with preclinical activities and payroll costs.

General and Administrative

G&A expenses include corporate costs required to support our company, our employees and our stockholders. These costs include personnel and outside costs in the areas of legal, human resources, investor relations and finance. Additionally, we include in G&A expenses such costs as rent, repair and maintenance of buildings and equipment, depreciation, utilities, information technology and procurement costs that we need to support the corporate functions listed above.

G&A expenses decreased $1,313,000, or 33%, to $2,674,000 for fiscal year 2005 from $3,987,000 for fiscal year 2004. G&A expenses were lower during fiscal year 2005 versus 2004 due to a lower amount of amortization expense related to the accelerated vesting of stock options following a change in the board of directors in 2004 ($270,000 during fiscal year 2005 versus $1,580,000 during fiscal year 2004), and lower salaries and wages as a result of a reduction of staffing levels in 2004 and 2005 ($796,000 during fiscal year 2005 versus $1,182,000 for fiscal year 2004). During June 2005, we did not renew the employment contract with our former Chief Financial Officer and as a result incurred non-recurring severance expenses in the amount of $219,000. In August 2005, we closed our offices in Research Triangle Park, North Carolina, and accrued for all remaining lease payments in the amount of $217,000.

Interest expense decreased to $31,000 in fiscal year 2005 from $5,213,000 in fiscal year 2004. In January 2004, we closed on a convertible debenture of $5,000,000 with Goodnow. Since the convertible debenture conversion rate of $1.00 per share was less than the market value of our common stock at the time of the advances, the convertible debenture proceeds were allocated to the beneficial conversion feature. As the convertible debenture was converted to common stock in fiscal 2004, the resulting $5,000,000 of discount on the $5,000,000 that we borrowed under the convertible debenture was recognized as $5,000,000 of noncash interest expense in fiscal 2004.

Other income of $63,000 and $23,000 for fiscal 2005 and 2004, respectively, related primarily to sublease rental income of our leased laboratory and office facilities in North Carolina.

We accreted $135,000 of dividends on our Series C Preferred Stock during fiscal 2004. As part of the reorganization on November 20, 2003, all shares of Series C Preferred Stock were converted into common stock and we no longer accrete dividends on the Series C Preferred Stock.

Liquidity and Capital Resources

At March 31, 2007, we had $913,000 of cash, a decrease of $2,411,000 from September 30, 2006.  The decrease in cash was primarily due to the $1,753,000 loss from operations for the six months ended March 31, 2007 and the payment of $300,000 to Elan in connection with the termination of a note payable.

In May 2007, we completed a private placement in which we issued to certain investors an aggregate of 2,666,667 shares of common stock and warrants to purchase 2,000,001 shares of common stock at an exercise price of $0.75 per share for aggregate net proceeds of $2,000,000. We expect to use these funds, including any additional funds received pursuant to the exercise of these warrants, to continue the development of our product candidates and to expand the development of our drug pipeline.  With this financing, we believe we have adequate financial resources to conduct operations through the second quarter of fiscal year 2008. Nevertheless, there remains substantial doubt about our ability to continue as a going concern, which will be dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to achieve operating profit.

We incurred significant losses from operations of $1,753,000 and $5,604,000, and cash outflows from operations of $2,132,000 and $4,867,000, for the six months ended March 31, 2007 and for the fiscal year ended September 30, 2006, respectively. Our ongoing future cash requirements will depend on numerous factors, particularly the progress of our catalytic antioxidant program and clinical trials and our ability to negotiate and complete collaborative agreements or out-licensing arrangements. In order to help fund our ongoing operating cash requirements, we intend to seek new collaborations for our antioxidant research program that include initial cash payments and ongoing research support. In addition, we might sell additional shares of our stock and explore other strategic and financial alternatives, including a merger with another company or the establishment of new collaborations for current research programs, that include initial cash payments and ongoing research support and the out-licensing of our compounds for development by a third party.

There are significant uncertainties as to our ability to access potential sources of capital. We may not be able to enter into any collaboration on terms acceptable to us, or at all, due to conditions in the pharmaceutical industry or in the economy in general or based on the prospects of our catalytic antioxidant program. Even if we are successful in obtaining a collaboration for our antioxidant program, we may have to relinquish rights to technologies, product candidates or markets that we might otherwise develop ourselves. These same risks apply to any attempt to out-license our compounds.

Similarly, due to market conditions, the illiquid nature of our stock and other possible limitations on equity offerings, we may not be able to sell additional securities or raise other funds on terms acceptable to us, if at all. Any additional equity financing, if available, would likely result in substantial dilution to existing stockholders.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is forward-looking information, and actual results could vary.

Contractual Obligations

Our contractual obligations (in thousands) as of March 31, 2007 were as follows:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$459	$—	$459	$—	$—
Operating leases	—	—	—	—	—
Purchase obligations	810	672	138	—	—
Total	$1,269	$672	$597	$—	$—

In December 1999, we sold our anti-infectives division (“IRL”), to a private pharmaceutical company. As of March 31, 2007, we remained contingently liable through May 2007 for a lease obligation of approximately $219,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey. This contingent lease obligation is not recorded as a liability and is not included in the above table.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources as defined under the rules of SEC Release No. FR-67. We do have operating leases, which are generally for office and laboratory space. In accordance with accounting principles generally accepted in the United States, operating leases are not reflected in the accompanying consolidated balance sheets. We do not have any capital leases.

Relationship with Goodnow

In July 2003, we initiated a series of transactions that led to our corporate reorganization and recapitalization. We obtained an aggregate of $8.0 million in secured bridge financing in the form of convertible promissory notes we issued to Goodnow. A portion of this financing allowed us to pay our past due payables and become current. We used the remainder for our operations, including a toxicology study for our catalytic antioxidant compounds under development as a treatment for ALS.

We completed our corporate reorganization on November 20, 2003. The reorganization involved the merger of our former parent company into one of its wholly owned subsidiaries. Upon consummation of the merger, a $3.0 million note held by Goodnow, including accrued interest, converted into 3,060,144 shares of our common stock. On April 19, 2004, we sold $10.26 million of our common stock in a private placement. In conjunction with the private placement, Goodnow voluntarily converted a $5.0 million debenture, including accrued interest thereon, into 5,046,875 shares of our common stock, which, along with the 3,060,144 shares issued in the merger and the 20 shares that Goodnow owned before the consummation of the merger, represented 58.1% of the shares of our common stock outstanding on November 30, 2004. As a result of this significant ownership, Goodnow is able to significantly influence, if not control, future actions voted on by stockholders of our company.

As part of the $8.0 million financing from Goodnow, we agreed:

·	to secure the $8.0 million debt with liens on all of our assets, which liens expired on April 19, 2004 when the remaining debt converted to shares of common stock;

·	to spend the financing proceeds only in accordance with a budget and development plan agreed to by Goodnow;

·
to not enter into any arrangement with a party other than Goodnow in which we would raise capital through the issuance of our securities other than the raising of up to an aggregate of $20,000,000 through the issuance of shares of our common stock at a price of greater than $3.00 per share and which would represent 25% or less of our then outstanding common stock on an as-converted to common and fully diluted basis. If we consummate or agree to consummate a financing transaction with someone other than Goodnow that exceeds these limitations, we will pay Goodnow a break-up fee of $500,000. Goodnow approved the April 2004 private placement, which exceeded these limitations, and waived the fee. However, the $20,000,000 limitation was lowered to $9,740,000 and the 25% limitation was reduced to zero. Goodnow also approved the November 2005 private placement, the June 2006 private placement and the May 2007 private placement, each of which exceeded these limitations, and, in each case, waived the fee; and

·
to allow Goodnow to appoint one director to our board of directors, provided Goodnow owns at least 10%, but less than 20%, of our outstanding common stock, in each case on a fully diluted basis, and two directors if Goodnow owns more than 20% of our outstanding common stock.

In addition, without Goodnow’s prior approval, we have agreed to not:

·
make any expenditure or series of related expenditures in excess of $25,000, except (i) expenditures pursuant to the SBIR grant from the U.S. Small Business Administration, (ii) specified in a budget approved in writing in advance by Goodnow and our Board, and (iii) directly relating to the development of AEOL 10150 for the treatment of ALS;

·	change our business or operations;
·	merge with or sell or lease a substantial portion of our assets to any entity;
·	incur debt from any third party or place a lien on any of our properties;
·	amend our certificate of incorporation or bylaws;
·	increase the compensation we pay our employees;
·	pay dividends on any class of our capital stock;
·	cancel any debt except for full value; or

·	issue any capital stock except pursuant to agreements with or as agreed to by Goodnow.

The affirmative covenants expire on the earliest of:

·	the date that Goodnow owns less than 20% of our outstanding common stock on a fully diluted basis;
·
the completion, to the absolute satisfaction of Goodnow, of initial human clinical safety studies of AEOL 10150, and analysis of the data developed based upon such studies with results satisfactory to Goodnow, in its absolute discretion, to initiate efficacy studies of AEOL 10150; or

·	the initiation of dosing of the first human patient in an efficacy-based study of AEOL 10150.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with our independent registered public accounting firm and members of our audit committee. We routinely evaluate our estimates and policies regarding revenue recognition; clinical trial, preclinical, manufacturing and patent related liabilities; license obligations; intangible assets; deferred tax assets and accounting and reporting for equity transactions.

We generally enter into contractual agreements with third-party vendors to provide clinical, preclinical and manufacturing services in the ordinary course of business. Many of these contracts are subject to milestone-based invoicing and the contract could extend over several years. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. Patent-related liabilities are recorded based upon various assumptions or events that we believe are the most reasonable to each individual circumstance, as well as based upon historical experience. License milestone liabilities and the related expense are recorded when the milestone criterion achievement is probable. We have not recognized any assets for inventory, intangible items or deferred taxes as we have yet to receive regulatory approval for any of our compounds. Any potential asset that could be recorded in regards to any of these items is fully reserved. In all cases, actual results may differ from our estimates under different assumptions or conditions.

BUSINESS

General

We are a biopharmaceutical company that is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology.  The Company’s  initial target applications are for cancer radiation therapy and ALS.  The Company reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.  The Company plans on initiating a clinical trial for AEOL 10150 as a protector of healthy normal cells in radiation therapy.  Further development of AEOL 10150 for the treatment of ALS, if any, will be dependent upon future specific financing for this development or a partnership.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS”. Our principal executive offices are located at 23811 Inverness Place, Laguna Niguel, California 92677, and our phone number at that address is (949) 481-9825. Our website address is www.aeoluspharma.com. However, the information in, or that can be accessed through, our website is not part of the registration statement of which this prospectus forms a part. We also make available free of charge through our website our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Aeolus’ Catalytic Antioxidant Program

The findings of research on natural antioxidant enzymes and antioxidant scavengers support the concept of antioxidants as a broad new class of pharmaceuticals if certain limitations noted below could be overcome. We established our R&D program to explore and exploit the therapeutic potential of small molecule catalytic antioxidants. We have achieved our initial research objectives and have begun to extend our preclinical accomplishments into our clinical trials.

Our catalytic antioxidant program is designed to:
·	Retain the catalytic mechanism and high antioxidant efficiency of the natural enzymes, and
·	Create and develop stable and small molecule antioxidants without the limitations of superoxide dismutases (“SOD”) so that they:
·	have broader antioxidant activity,
·	have better tissue penetration,
·	have a longer life in the body, and
·	are not proteins, which are more difficult and expensive to manufacture.

We have created a class of small molecules that consume free radicals catalytically; that is, these molecules are not themselves consumed in the reaction.   Our class of compounds is a group of manganoporphyrins (an anti-oxidant containing manganese) that retain the benefits of antioxidant enzymes, are active in animal models of disease and, unlike the body’s own enzymes, have properties that make them suitable drug development candidates.  Our most advanced compound, AEOL 10150, has shown efficacy in a variety of animal models, including ALS, stroke, radiation injury, pulmonary diseases, and diabetes. We filed an Investigational New Drug Application (“IND”) for AEOL 10150 in April 2004 and are currently performing clinical trials as more fully described below under the heading “AEOL 10150 Clinical Development Program.”  For a more detailed description of antioxidants see the section below titled “Background on Antioxidants.”

AEOL 10150

Our lead drug candidate is AEOL 10150 and is the first in our class of catalytic antioxidant compounds to enter clinical evaluation. AEOL 10150 is a small molecule catalytic antioxidant that has shown the ability to scavenge a broad range of reactive oxygen species, or free radicals. As a catalytic antioxidant, AEOL 10150 mimics and thereby amplifies the body’s natural enzymatic systems for eliminating these damaging compounds. Because oxygen-derived free radicals are believed to have an important role in the pathogenesis of many diseases, we believe that Aeolus’ catalytic antioxidants and AEOL 10150 may have a broad range of potential therapeutic uses. In particular, our catalytic antioxidants have been shown to significantly reduce tissue damage in animal models of ALS, radiation therapy, stroke and chronic obstructive pulmonary disease for which we have focused on radiation therapy and ALS.

AEOL 10150 in Radiation Therapy

Cancer is the second leading cause of death by disease representing one out of every 4 deaths in the United States with an expected 565,000 Americans expected to die of cancer in 2006.  In 2006, nearly 1.4 million new cancer cases are expected to be diagnosed in the United States.  The NIH estimate overall costs of cancer in 2005 in the United States at $209.9 billion: $74 billion for direct medical costs, $17.5 billion for indirect morbidity costs and $118.4 billion for indirect mortality costs.

Combinations of surgery, chemotherapy and radiation treatments are the mainstay of modern cancer therapy. Success is often determined by the ability of patients to tolerate the most aggressive, and most effective, treatment regimens.  Radiation therapy-induced toxicity remains a major factor which limits the ability to escalate radiation doses in the treatment of tumors. The ability to deliver optimal radiation therapy for treatment of tumors without injury to surrounding normal tissue has important implications in oncology because higher doses of radiation therapy may improve both local tumor control and patient survival. Advances in the tools of molecular and cellular biology have enabled researchers to develop a better understanding of the underlying mechanisms responsible for radiation therapy-induced normal tissue injury. For decades ionizing radiation has been known to increase production of free radicals, which is reflected by the accumulation of oxidatively damaged cellular macromolecules. As one example of radiation-induced damage to adjacent normal tissue, radiation therapy may injure pulmonary tissue either directly via generation of reactive oxygen species (“ROS”) or indirectly via the action on parenchymal and inflammatory cells through biological mediators such as transforming growth factor beta (“ TGF- β”) and pro-inflammatory cytokines. Since the discovery of SOD, it has become clear that these enzymes provide an essential line of defense against ROS.  SODs and SOD mimics, such as AEOL 10150, act by catalyzing the degradation of superoxide radicals into oxygen and hydrogen peroxide.  SODs are localized intra/extracellularly, are widely expressed throughout the body, and are important in maintenance of redox status (the balance between oxidation and reduction). Previous studies have demonstrated that treating irradiated animal models with SOD delivered by injection of the enzyme through liposome/viral-mediated gene therapy or insertion of human SOD gene can ameliorate radiation therapy-induced damage.   For an illustrative example of the radiation therapy reaction see Figure 1 below.

Figure 1 above shows the dual mechanism of action of radiation therapy and the application of AEOL 10150 to the process.

In vitro studies have demonstrated that AEOL 10150 reduces the formation of lipid peroxides and inactivates biologically important ROS molecules such as superoxide, hydrogen peroxide, and peroxynitrite. AEOL 10150 inactivates these ROS by one or two electron oxidation or reduction reactions in which the oxidation state of the manganese moiety in AEOL 10150 changes. AEOL 10150 is not consumed in the reaction and it continues to inactivate such ROS molecules as long as it is present at the target site.

A number of preclinical studies by, among others, Zjelko Vujaskovic, MD, PhD and Mitchell Anscher, MD of Duke have demonstrated the efficacy of AEOL 10150 in radioprotection of normal tissue. Chronic administration of AEOL 10150 by continuous, subcutaneous infusion for 10 weeks has demonstrated a significant protective effect from radiation-induced lung injury in rats.  Female Fisher 344 rats were randomly divided into four different dose groups (0, 1, 10 and 30 mg/kg/day of AEOL 10150), receiving either short-term (1 week) or long-term (10 weeks) drug administration via osmotic pumps. Animals received single dose radiation therapy of 28 Gray (“Gy”) to the right hemithorax. Breathing rates, body weights, histopathology and immunohistochemistry were used to assess lung damage. For the long term administration, functional determinants of lung damage 20 weeks post-radiation were significantly decreased by AEOL 10150.  Lung histology at 20 weeks revealed a significant decrease in structural damage and fibrosis.  Immunohistochemistry demonstrated a significant reduction in macrophage accumulation, collagen deposition and fibrosis, oxidative stress and hypoxia in animals receiving radiation therapy along with AEOL 10150. There were no significant differences between the irradiated controls, and the 3 groups receiving short-term administration of AEOL 10150 and single dose radiation therapy. Figure 2 below shows a semi-quantitative analyses of lung histology at 20 weeks which revealed a significant decrease in structural damage and its severity in animals receiving 10 and 30 mg/kg/day after radiation in comparison to radiation therapy along with placebo group or radiation therapy along with 1 mg/kg of AEOL 10150 (p = 0.01).

Figure 2 above show that AEOL 10150 treatment decreases the severity of damage and increases the percentage of lung tissue with no damage from radiation therapy in a study by, among others, Zjelko Vujaskovic, MD, PhD and Mitchell Anscher, MD of Duke.

Two additional studies examining the effect of subcutaneous injections of AEOL 10150 on radiation-induced lung injury in rats have been completed. The compound was administered subcutaneously by a bid dosing regime (i.e. 2.5 mg/kg or 5.0 mg/kg) on the first day of radiation and daily for five consecutive weeks. Radiation was fractionated rather than single dose, with 40 Gy divided in five 8 Gy doses. Preliminary immunohistologic analyses of the lung tissue from these two studies showed a dose dependent decrease in the inflammatory response quantified by the number of activated macrophages or areas of cell damage.

These in vivo studies employing subcutaneous administration of AEOL 10150, either by continuous infusion via osmotic pump or bid injection, demonstrate that AEOL 10150 protects healthy lung tissue from radiation injury delivered either in a single dose or by fractionated radiation therapy doses. AEOL 10150 mediates its protective effect(s) by inhibiting a number of events in the inflammatory cascade induced by radiation damage. Additional in vivo studies have been performed that provide support for manganoporphyrin antioxidant protection of lung tissue from radiation. Treatment with a related manganoporphyrin compound, AEOL 10113, significantly improved pulmonary function, decreased histopathologic markers of lung fibrosis, decreased collagen (hydroxyproline) content, plasma levels of the profibrogenic cytokine, TGF-β and, as demonstrated by immunohistochemistry of lung tissue, collagen deposition and TGF- β.

An important consideration for the use of an antioxidant in radioprotection of normal adjacent tissue is the potential interference with the efficacy of tumor radiotherapy. A number of preclinical in vivo studies have addressed this issue and have demonstrated that AEOL 10150 does not negatively affect tumor radiotherapy.

In the Duke study, human prostate tumors (PC3) grown in nude mice to substantial size were fraction irradiated with 5 Gy per day for 3 days for a total of 15 Gy. AEOL 10150 at 7.5 mg/kg/bid was administered subcutaneously on the first day of radiation and continued for either of two time courses: when tumor volume reached 5 times the initial volume or for twenty days. The receding tumor volume curves for irradiation only and for irradiation plus AEOL 10150 were super-imposable. Therefore AEOL 10150 did not interfere with the radiation effect on xenogenic prostate tumor.

Figure 3. Relative tumor volumes of human prostate tumor implants in nude mice: Implants of well-vascularized PC3 tumors were grown to substantial size prior to receiving fractionated radiation (5 Gy daily for three days). AEOL 10150 (7.5 mg/kg/bid) was administered subcutaneously commencing on the first day of irradiation and continued for 20 days. Other groups of mice received either no irradiation, irradiation only or AEOL 10150 without irradiation.

In another study of prostate cancer tumors by Dr. Daila Gridley of Loma Linda University, mouse prostate cancer cell line RM-9 was injected subcutaneously into C57/Bl6 mice, followed by up to 16 days of AEOL 10150 delivered intraperitonealy at 6 mg/kg/day. On day seven, a single non-fractionated dose of radiation (10 Gy) was delivered. Therefore, the mice received compound for seven days prior to radiation. The results of this study demonstrated that AEOL 10150 does not protect the prostate tumor against radiation and in fact AEOL 10150 showed a trend towards increasing the effectiveness of the radiation treatment. The primary effect appears to be in down-regulation of radiation induced HIF-1 expression and VEGF and up-regulation of IL-4.  Thus, AEOL 10150, through its down-regulation of VEGF, may inhibit formation of blood vessels (i.e. angiogenisis) required for tumor regrowth and protects normal tissues from damage induced by radiation and chemotherapy.

Figure 4 above measures tumor volume against time after implantation of RM-9 tumor cells and shows that AEOL 10150 treatment resulted in inhibition of tumor re-growth in a study performed by Dr. Gridley of Loma Linda University.  Daily intraperitoneal injections of AEOL 10150 were initiated on day 1. At 12 days, approximately one half of each tumor-bearing group and control mice with no tumor were euthanized for in vitro analyses; remaining mice/group were followed for tumor growth and euthanized individually when maximum allowed tumor volume was attained. Each point represents the mean +/- standard error of the mean. Two-way analysis of the variance for days 8 to 14 revealed that group and time had highly significant main effects (Ps<0.001) and a group x time interaction was noted (P<0.001).

    Figure 5 above shows the HIF-1 Expression in prostate tumors and the impact of the treatment of AEOL 10150 in a study by Dr. Gridley of Loma Linda University.

In summary, the data obtained in these preclinical studies suggest that the post irradiation long term delivery of AEOL 10150 may be protective against radiation-induced lung injury, as assessed by histopathology and immunohistochemistry.  Oxidative stress, inflammation and hypoxia, which play important roles in the pathogenesis of radiation mediated fibrosis, were also shown to be reduced in animals treated with higher doses of AEOL 10150. Studies have also shown that AEOL 10150 does not adversely effect tumor response to radiation therapy.  Thus, treatment with AEOL 10150 does not significantly protect tumors from the cell killing effects of radiation therapy.  This combined with other studies that have shown that AEOL 10150 significantly prevents radiation induced normal tissue injury suggests that AEOL 10150 has the potential to achieve normal tissue protection without protection of tumor tissue.

AEOL 10150 in ALS

ALS, commonly referred to as “Lou Gehrig’s disease,” the most common motor neuron disease, results from progressive degeneration of both upper and lower motor neurons. According to the ALS Association (“ALSA”), the incidence of ALS is two per 100,000 people. ALS occurs more often in men than women, with typical onset between 40 and 70 years of age. ALS is a progressive disease and approximately 80% of ALS patients die within five years of diagnosis, with only 10% living more than 10 years. The average life expectancy is two to five years after diagnosis, with death from respiratory and/or bulbar muscle failure. The International Alliance of ALS/MND Associations reports there are over 350,000 patients with ALS/MND worldwide and 120,000 cases diagnosed each year worldwide. In the United States,  ALSA reports that there are approximately 30,000 patients with ALS with 5,600 new patients diagnosed each year.

Sporadic (i.e., of unknown origin) ALS is the most common form, accounting for 80-90% of cases. The cause of sporadic ALS is unclear. Familial ALS comprises the remainder of cases and 10-20% of these patients have a mutated superoxide dismutase 1 (“SOD1”) gene. More than 90 point mutations have been identified, all of which appear to associate with ALS, and result in motor neuron disease in corresponding transgenic mice. SOD mutations have been observed in both familial and sporadic ALS patients, although the nature of the dysfunction produced by the SOD1 mutations remains unclear. The clinical and pathological manifestations of familial ALS and sporadic ALS are indistinguishable suggesting common pathways in both types of disease.

John P. Crow, Ph.D. and his colleagues at the University of Alabama at Birmingham tested AEOL 10150 in an animal model of ALS (SOD1 mutant G93A transgenic mice). The experiments conducted by Dr. Crow (now at the University of Arkansas College of Medicine) were designed to be clinically relevant by beginning treatment only after the onset of symptoms in the animals is observed.

Twenty-four confirmed transgenic mice were alternately assigned to either a control group or AEOL 10150-treatment on the day of symptom onset, which was defined as a noticeable hind-limb weakness. Treatment began on the day of symptom onset. The initial dose of AEOL 10150 was 5 mg/kg, with continued treatment at a dose of 2.5 mg/kg once a day until death or near death.

Treatment	Age at Symptom onset mean days + SD(range)	Survival Interval mean days + SD(range)	P-value Log-rank (v. control)	P-value Wilcoxon (v. control)

Control	104.8 + 1.43	12.8 + 0.79
	(100-112)	(9-16)
AEOL 10150	106.1 + 1.5	32.2 + 2.73
	(100-115)	(15-46)	< 0.0001	0.0002
Table 1. Effect of AEOL 10150 on survival of G93A transgenic mice

Figure 6.

Table 1 and Figure 6 above show that AEOL 10150 treatment resulted in a greater than 2.5 times mean survival interval, compared to control. AEOL 10150-treated mice were observed to remain mildly disabled until a day or two before death. In contrast, control mice experienced increased disability daily.

Dr. Crow has repeated the ALS preclinical experiment a total of four times, in each case with similar results. The efficacy of AEOL 10150 in the G93A mouse model of ALS has also been evaluated by two additional laboratories. One of these laboratories verified an effect of AEOL 10150 in prolonging survival of the G93A mouse, while no beneficial effect of the drug was identified in the other laboratory.

In November 2003, the FDA granted orphan drug designation for our ALS drug candidate. Orphan drug designation qualifies a product for possible funding to support clinical trials, study design assistance from the FDA during development and for financial incentives, including seven years of marketing exclusivity upon FDA approval. Further development of AEOL 10150 for the treatment of ALS, if any, will be dependent upon future specific financing for this development or a partnership.

AEOL 10150 Clinical Development Program

AEOL 10150 has been thoroughly tested for safety, tolerability and pharmacokinetics with no serious or clinically significant adverse effects observed.   As of November 30, 2006, 37 patients had received AEOL 10150 in two clinical trials designed to test the safety and tolerability of the drug candidate.

In September 2005, we completed a multi-center, double-blind, randomized, placebo-controlled, Phase Ia clinical trial. This escalating single dose study was conducted to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150 administered by twice daily subcutaneous injections in patients with ALS.

In the Phase Ia study, 4-5 patients diagnosed with ALS were placed in a dosage cohort (3 or 4 receiving AEOL 10150 and 1 receiving placebo). Each dose cohort was evaluated at a separate clinical center. In total, seven separate cohorts were evaluated in the study, and 25 ALS patients received AEOL 10150. Based upon an analysis of the data, it was concluded that single doses of AEOL 10150 ranging from 3 mg to 75 mg were safe and well tolerated. In addition, no serious or clinically significant adverse clinical events were reported, nor were there any significant laboratory abnormalities. Based upon extensive cardiovascular monitoring (i.e., frequent electrocardiograms and continuous Holter recordings for up to 48 hours following dosing), there were no compound-related cardiovascular abnormalities.

Following administration of single doses of AEOL 10150 (3, 12, 30, 45, 60 and 75 mg), pharmacokinetic analysis demonstrated plasma area under the curve (AUC) values ranging from 354 ng•hr/mL in the 3 mg group to 12,167 ng•hr/mL in the 75 mg group. Correspondingly, Cmax ranged from 114.8 ng/mL to 1584 ng/mL, and Tmax ranged from 1 to 2 hours in these same groups. The mean half-life of AEOL 10150 ranged from 2.6 (3 mg cohort) to 6.4 hours (75 mg cohort). Linear dose response and dose proportionality were documented. The Cmax measures peak concentration of a drug in plasma. The Tmax measures the time to the peak plasma concentration noted (i.e., Cmax).  A summary of these results is provided in table form below.

Pharmacokinetic Parameters for AEOL 10150: Result Summary, Phase Ia Single Dose Evaluation

AEOL 10150
Pharmacokinetic Parameter	3 mg N = 3	12 mg N = 4	30 mg N = 3	45 mg N = 4	45 mg N = 4 (repeat, different patients)	60 mg N = 4	75 mg N= 3

AUC(0-∞) (hr•ng/mL)	354 ±100	1,494 ±386	4,580 ±1828	7,116 ±1010	5,922 ±1307	9,087 ±2180	12,167 ±1543

Tmax (0-48) (hr)	1 ±0	1 ±1	1 ±0	1 ±0	2 ±1	2 ±0	2 ±1

Cmax (0-48) (ng/mL)	115 ±38	267 ±40	733 ±166	1,245 ±247	962 ±333	1,330 ±226	1,584 ±378

T1/2 (hr)	2.61 ±0.60	3.97 ±1.09	5.25 ±1.65	6.31 ±2.54	5.28 ±1.00	5.93 ±0.90	6.36 ±0.47

The most frequently reported adverse events in this Phase I clinical trial were injection site reactions, followed by dizziness and headache. Adverse events were primarily mild in severity, and approximately one-half of the events were considered to have a possible relationship to the study medication. In addition, no clinically meaningful findings were noted in the safety, laboratory, vital sign, the Unified Parkinson’s Disease Rating Scale, functional ALS, or electro cardiogram data. All cohorts exhibited dose-related peak plasma drug concentrations and consistent disappearance half-lives.

In October 2006, we completed a multi-center, double-blind, randomized, placebo-controlled, Phase Ib clinical trial. This multiple dose study was conducted to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150 administered by subcutaneous injection and infusion pump in patients with ALS.  Under the multiple dose protocol, three groups of six ALS patients (four receiving AEOL 10150 and two receiving placebo) were enrolled, based upon patients who meet the El Escorial criteria for Clinically Definite ALS, Clinically Probable ALS, Clinically Probable-Laboratory Supported ALS, or Definite Familial-Laboratory Supported ALS (i.e., Clinically Possible ALS with an identified SOD gene mutation).

The first two cohorts of the Phase Ib multiple dose study received a fixed daily dose of AEOL 10150 twice a day by subcutaneous injection. In the first cohort, each patient received twice daily subcutaneous injections of 40 mg of AEOL 10150 or placebo, for six consecutive days, followed by a single subcutaneous injection on the seventh day, for a total of 13 injections. In the second cohort, each patient received twice daily subcutaneous injections of 60 mg of AEOL 10150 or placebo, for six consecutive days, followed by a single subcutaneous injection on the seventh day, for a total of 13 injections.

In contrast, the third cohort received a weight adjusted dose (i.e. mg per kilogram of body weight per day) delivered subcutaneously over twenty four hours by continuous infusion pump. In the third cohort, each patient received AEOL 10150 via continuous infusion pump for six and one half consecutive days for a total of 2.0 mg per patient kilogram per day.  Each patient in all three cohorts completed the study and follow-up evaluation at 14 days.

The Phase Ib study was conducted at five academic clinical ALS centers. Male and female ALS patients, 18 to 70 years of age, who were ambulatory (with the use of a walker or cane, if needed) and capable of orthostatic blood pressure assessments were enrolled in the study. Clinical signs/symptoms, laboratory values, cardiac assessments, and pharmacokinetics (PK) were performed and currently are being analyzed.

Based upon analysis of the data, it was concluded that multiple doses of AEOL 10150 for a period of six and one half consecutive days in the amount of 40 mg per day, 60 mg per day and 2 mg per kilogram per day were safe and well tolerated.  No serious or clinically significant adverse events were reported or observed.  The most frequent adverse events related to study compound were injection site observations related to compound delivery.  There were no significant laboratory abnormalities. Based upon extensive cardiovascular monitoring (i.e., frequent electrocardiograms and continuous Holter recordings throughout the six and one half days of dosing), there were no compound-related cardiovascular abnormalities.

The pharmacokinetic results of the Phase Ib multiple dose study were also analyzed and modeled.  Results for the first two cohorts are presented below.

Pharmacokinetic Parameters for AEOL 10150 for Phase I Multiple Dose Evaluation (Cohorts 1 and 2)

Pharmacokinetic Parameter	40 mg N = 4	60 mg N = 4

AUC(0-8) (hr•ng/mL)	7,545 ±1310	10,289 ±2,608

Tmax (0-48) (hr)	1 ±0	1 ±0

Cmax (0-48) (ng/mL)	1,735 ±221	2,315 ±775

T1/2 (hr)	9.4 ±3.4	7.8 ±0.8

Pharmacokinetic findings from the Phase Ib study to data are as follows:
·	Increases in Cmax and AUC(0-8) appears to correlate with increases in dose, but the correlation is not strong.
·	The mean Cmax for the 40 mg cohort was 1,735 ng/mL; and 2,313 ng/mL for the 60 mg cohort.
·	There were linear correlations between both Cmax and AUC(0-8) and dose based on body weight.
·
The terminal half life (a measurement of the time period for which a compound stays in the body) as determined from Day 7 data was approximately 8 to 9 hours.  The shorter (i.e. 4-5 hours) half life determined from Day 1 data is most probably related to distribution of compound.

·
Steady-state occurs within three days of multiple dosing.  There was no evidence for a third longer half life that would be associated with long term accumulation.  Thus, importantly compound accumulation is not expected beyond the third day with multiple dosing.

We are currently working on launching a new clinical trial for AEOL 10150 to further test the safety and efficacy of the drug candidate.  The target indication will be in radiation protection with the specific tumor type still being investigated.  In addition, we are analyzing the results of the Phase I multiple dose study to determine the appropriate dose level for the proposed study.  We expect to file an IND with the FDA during 2007 and launch this trial in the second half of fiscal year 2007.

AEOL 11207

We have selected AEOL 11207 as our second development candidate based upon results from data obtained from our Aeolus Pipeline Initiative.  Because of the wide-ranging therapeutic opportunities that the compound evidenced in diverse pre-clinical models of human diseases, we have not yet ascertained what the most robust therapeutic use of AEOL 11207 might be. However, data collected to date suggest that AEOL 11207 may be useful as a potential once-every-other-day oral therapeutic treatment option for central nervous system (“CNS”) disorders, most likely Parkinson’s disease.

Parkinson’s disease is a common neurodegenerative disorder, second in occurrence among these disorders only to Alzheimer’s disease. According to the Parkinson’s Disease Foundation, Parkinson’s affects as many as one million people in the United States, with approximately 40,000 new cases diagnosed in the United States each year. According to the National Parkinson Foundation, each patient spends an average of $2,500 a year for medications. After factoring in office visits, Social Security payments, nursing home expenditures and lost income, the total cost to the United States is estimated to exceed $5.6 billion annually.

Parkinson’s specifically involves the progressive destruction of the nerves that secrete dopamine and control the basal ganglia, an area of the brain involved in the regulation of movement. Dopamine turnover has been shown to elevate the levels of ROS in the brain. In addition, a street-drug contaminant has appeared that can cause Parkinsonism in drug abusers. The compound N-methyl-4-phenyl-1, 2, 3, 6tetrahydropyridine (“MPTP”) has been identified in underground laboratory preparations of a potent analog of meperidine (Demerol). MPTP-containing powder, sometimes sold as a new “synthetic heroin,” can be dissolved in water and administered intravenously or taken by the intranasal route. MPTP has been documented to produce irreversible chronic Parkinson symptoms in drug abusers. Agents such as MPTP overproduce ROS in the basal ganglia. Therefore, ROS mediated neuronal dysfunction may play a key role in the development of Parkinson’s disease. Symptoms of this disease include tremors, rigidity and bradykinesia (i.e., slowness of movement). In the more advanced stages, it can cause fluctuations in motor function, sleep problems and various neuro-psychiatric disorders. A biological hallmark of Parkinson’s disease is a reduction in brain dopamine levels.  Preventing or slowing the destruction of brain cells that lead to the depletion of dopamine levels in the brain is an important therapeutic approach for the treatment of this disease.

Preliminary data developed by our scientists and Dr. Manisha Patel at University of Colorado Health Sciences Center and Department of Medicine, indicate that when administered orally, AEOL 11207 is greater than 80% bioavailable, meaning that it is readily absorbed and reaches both the circulatory system and the brain in sufficient amounts to demonstrate  biological activity.  Data developed with AEOL 11207 in a widely used animal model of Parkinson’s disease (the “MPTP model”) showed that when administered orally, AEOL 11207 crosses the blood brain barrier and protected dopamine neurons in a dose-dependent manner.   Further data suggest that the compound has a half life (a measurement of the time period for which a compound stays in the body) of about 3 days in both the circulatory system and the brain, and that prior to stopping administration of the compound, the levels of AEOL 11207 in both the circulatory system and brain reach a steady state (a valuable measurement of when the levels of the drug in the body remain substantially constant, neither increasing nor decreasing) after 2 days of dosing.  Data have also been developed that indicate that when dosing of AEOL 11207 is stopped, the compound is excreted from the body.

For this and other reasons, we believe that the therapeutic rationale for developing AEOL 11207 as a neuroprotectant may substantially change the course of therapeutic treatment options for Parkinson’s disease if AEOL 11207 were to achieve regulatory approval for commercialization.   However, we are unable to determine at this time that such regulatory approval for AEOL 11207 can be or will be secured and we will not be able to further develop AEOL 11207 until funding for this purpose is obtained.

AEOL 11207 is patent-protected and has the same chemical core structure as AEOL 10150. Because of this common structural feature, it is anticipated that AEOL 11207 will evidence substantially the same safety profile in clinical evaluations as observed with AEOL 10150, making clinical trial design and testing of AEOL 11207 more robust and facile.  Furthermore, all of the Aeolus compounds evidence the ability to scavenge and decrease ROS and reactive nitrogen species (“RNS”), all of which are implicated in a variety of CNS diseases.

Aeolus Pipeline Initiative

In June 2005, we launched the “Aeolus Pipeline Initiative” whereby our scientists, in conjunction with a variety of academic collaborators, are focused on identifying additional compounds for potential entrance into clinical evaluation. The Aeolus Pipeline Initiative is an internal development initiative focused on advancing several of the most promising catalytic antioxidant compounds from our proprietary library of compounds. The initial therapeutic focus areas for the Aeolus Pipeline Initiative are: Parkinson’s disease; Cystic Fibrosis; Chronic Obstructive Lung Disease; biodefense/radioprotection; tumor suppression/bone marrow transplantation; and stroke. These therapeutic focus areas were selected based upon preliminary data developed using our catalytic antioxidant compounds.

In addition to AEOL 11207, two Aeolus compounds from the Aeolus Pipeline Initiative, AEOL 11203 and AEOL 11216, have shown very promising results in pre-clinical models and are currently being evaluated and considered for non-CNS indications.  These compounds are also orally bioavailable.

AEOL 11203 and AEOL 11216, as with all of the Aeolus compounds, are patent-protected and have the same chemical core structure as AEOL 10150. Because of this common structural feature, it is anticipated that the Aeolus compounds that are selected for clinical evaluation from the Pipeline Initiative will evidence substantially the same safety profile in clinical evaluations as observed with AEOL 10150, making clinical trial design and testing of the Aeolus compounds more robust and facile.  Furthermore, all of the Aeolus compounds evidence the ability to scavenge and decrease ROS and RNS, all of which are implicated in a variety of central nervous system diseases.

Further development of additional Aeolus pipeline drug candidates, if any, will be dependent upon future specific financing a partnership.

Background on Antioxidants

Oxygen Stress and Disease

Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature. This reactivity is necessary for life, but also generates different forms of oxygen that can react harmfully with living organisms. In the body, a small proportion of the oxygen we consume is converted to superoxide, a free radical species that gives rise to hydrogen peroxide, hydroxyl radical, peroxynitrite and various other oxidants.

Oxygen-derived free radicals can damage DNA, proteins and lipids resulting in inflammation and both acute and delayed cell death. The body protects itself from the harmful effects of free radicals and other oxidants through multiple antioxidant enzyme systems such as SOD. These natural antioxidants convert the reactive molecules into compounds suitable for normal metabolism. When too many free radicals are produced for the body’s normal defenses to convert, “oxidative stress” occurs with a cumulative result of reduced cellular function and, ultimately, disease.

Data also suggests that oxygen-derived free radicals are an important factor in the pathogenesis of a large variety of diseases, including neurological disorders such as ALS, Parkinson’s disease, Alzheimer’s disease and stroke, and in non-neurological disorders such as cancer radiation therapy damage, emphysema, asthma and diabetes.

Antioxidants as Therapeutics

Because of the role that oxygen-derived free radicals play in disease, scientists are actively exploring the possible role of antioxidants as a treatment for related diseases. Preclinical and clinical studies involving treatment with SOD, the body’s natural antioxidant enzyme, or more recently, studies involving over-expression of SOD in transgenic animals, have shown promise of therapeutic benefit in a broad range of disease therapies. Increased SOD function improves outcome in animal models of conditions including stroke, ischemia-reperfusion injury (a temporary cutoff of blood supply to tissue) to various organs, harmful effects of radiation and chemotherapy for the treatment of cancer, and in neurological and pulmonary diseases. Clinical studies with bovine SOD, under the brand Orgotein, or recombinant human SOD in several conditions including arthritis and protection from limiting side effects of cancer radiation or chemotherapy treatment, have also shown promise of benefit. The major limitations of enzymatic SOD as a therapeutic are those found with many proteins, most importantly limited cell penetration and allergic reactions. Allergic reactions have led to the withdrawal of Orgotein from almost every worldwide market.

Catalytic Antioxidants vs. Antioxidant Scavengers

From a functional perspective, antioxidant therapeutics can be divided into two broad categories, scavengers and catalysts. Antioxidant scavengers are compounds where one antioxidant molecule combines with one reactive oxygen molecule and both are consumed in the reaction. There is a one-to-one ratio of the antioxidant and the reactive molecule. With catalytic antioxidants, in contrast, the antioxidant molecule can repeatedly inactivate reactive oxygen molecules, which could result in multiple reactive oxygen molecules combining with each antioxidant molecule.

Vitamin derivatives that are antioxidants are scavengers, whereas SOD enzymes produced by the body are catalytic antioxidants. Catalytic antioxidants are typically much more potent than antioxidant scavengers, in some instances by a multiple of up to 10,000.

Use of antioxidant scavengers, such as thiols or vitamin derivatives, has shown promise of benefit in preclinical and clinical studies. Ethyol, a thiol-containing antioxidant, is approved for reducing radiation and chemotherapy toxicity during cancer treatment, and clinical studies have suggested benefits of other antioxidants in kidney and neurodegenerative diseases. However, large sustained doses of the compounds are required as each antioxidant scavenger molecule is consumed by its reaction with the free radical. Toxicities and the inefficiency of scavengers have limited the utility of antioxidant scavengers to very specific circumstances.

Collaborative and Licensing Arrangements

Duke Licenses

Through our wholly owned subsidiary, Aeolus Sciences, Inc. (“Aeolus Sciences”), we have obtained exclusive worldwide rights from to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. Further discoveries in the field of antioxidant research from these scientists’ laboratories at Duke also are covered by the licenses from Duke. We must pay royalties to Duke on net product sales during the term of the Duke licenses, and must make payments upon the occurrence of development milestones. In addition, we are obligated under the Duke licenses to pay patent filing, prosecution, maintenance and defense costs. The Duke licenses are terminable by Duke in the event of breach by us and otherwise expire when the last licensed patent expires.

NJC License

In September 1997, through Aeolus Sciences, we executed a Sponsored Research Agreement with the NJC. The NJC agreement grants Aeolus Sciences an option to negotiate a royalty-bearing exclusive license for technology, patents and inventions resulting from research at the NJC within the field of antioxidant compounds and related discoveries. We have agreed to support the NJC’s costs incurred in performance of the research. In November 2000, we obtained an exclusive worldwide license from the NJC to develop, make, use and sell products using proprietary information and technology developed under this Sponsored Research Agreement. We must make milestone payments to the NJC upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. The NJC agreement is terminable by the NJC in the event of breach and otherwise expires when the last licensed patent expires. We terminated the Sponsored Research Agreement in June 2005; however, we maintain our rights under the exclusive worldwide license.

Elan

In May 2002, we entered into a collaboration transaction with affiliates of Elan for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although this collaboration was terminated in January 2003, we will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

Research and Development Expenditures

Expenditures for R&D activities related to our continuing operations were $3,480,000, $4,515,000 and $8,295,000 during the years ended September 30, 2006, 2005 and 2004, respectively. R&D expenses for fiscal 2006 included the cost of our Phase I multiple dose clinical trial for the treatment of ALS and preclinical testing associated with the Aeolus Pipeline Initiative.

Manufacturing

We currently do not have the capability to manufacture any of our product candidates on a commercial scale. Assuming the successful development of one or more of our catalytic antioxidant compounds, we plan to contract with third parties to manufacture them.

Commercialization

Assuming successful development and FDA approval of one or more of our compounds, to successfully commercialize our catalytic antioxidant programs, we must seek corporate partners with expertise in commercialization or develop this expertise internally. However, we may not be able to successfully commercialize our catalytic antioxidant technology, either internally or through collaboration with others.

Marketing

Our potential catalytic antioxidant products are being developed for large therapeutic markets. We believe these markets are best approached by partnering with established biotechnology or pharmaceutical companies that have broad sales and marketing capabilities. We are pursuing collaborations of this type as part of our search for development partners. However, we may not be able to enter into any marketing arrangements for any of our products on satisfactory terms or at all.

Competition

General

Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of R&D occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to R&D activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies may succeed in developing and obtaining regulatory approval for competitive products more rapidly than we can for our product candidates. In addition, competitors may develop technologies and products that are, or are perceived as being, cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a competitive product to the market. With respect to clinical testing, competition might result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

As described below, we are aware of products in research or development by our competitors that address the diseases and therapies being targeted by us. In addition to the competitors and products discussed below, there may be other competitors of whom we are unaware with products which might be more effective or have fewer side effects than our products and those of our known competitors. The following discussion is a summary of information known to us and is not meant to be an exhaustive list of our competitors or their products.

Antioxidants

Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks. For example, Activbiotics, Inc. is currently developing a proprietary synthetic small molecule, M40403, for the management of post-operative ileus (“POI”). M40403 has been evaluated in approximately 700 subjects or patients in clinical trials in indications other than POI, with no serious drug related adverse events reported including a positive Phase II clinical trial for the treatment of pain when used in combination with morphine and a confirmatory Phase II study in pain in conjunction with opioids.  In addition, Activbiotics has completed a Phase I study of another antioxidant compound, M40419.  Proteome Systems Ltd. is also developing an antioxidant compound, EUK-189, for conditions associated with skin damage caused by free radicals.

Reduction of Radiation Induced-Injury in Cancer Therapy

Amifostine (Ethyolâ) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity and radiation-induced xerostomia (damage to the salivary gland). MedImmune is studying amifostine in other indications of radiation therapy.  KepivanceTM (palifermin) is marketed by Amgen, Inc. for use in the treatment of severe oral mucositis (mouth sores) in patients with hematologic (blood) cancers who are undergoing high-dose chemotherapy followed by bone transplant.  Amgen is also studying Kepivance as an antimucositis agent in patients with head and neck cancer, non small cell lung cancer and colon cancer.  SaforisTM (glutamine), developed by MGI Pharma, Inc. recently received an approvable letter from the FDA for Saforis for the treatment and prevention of oral mucositis but is required to run an additional Phase III trial before final approval.  Curagen Corporation is currently testing Velafermin (fibroblast growth factor-20) in a Phase II clinical trial for the treatment of severe oral mucositis for high-risk cancer patients receiving chemotherapy prior to autologous bone marrow transplantation.  Endo Pharmaceuticals Holdings, Inc. is planning to run two additional Phase II clinical trials for EN3285 (formerly known  as RK-0202), a topical oral rinse, for the prevention of oral mucositis in patients with head and neck cancer undergoing combination treatment of radiation and chemotherapy.  Proteome Systems, Ltd. has initiated an investigation of a small molecule antioxidant to reduce radiation-induced skin damage in breast cancer.

ALS

Rilutek® (riluzole), marketed by Sanofi-Aventis SA, is the only commercially approved treatment for ALS in the United States and the European Union. Administration of Rilutek prolongs survival of ALS patients by an average of 60-90 days, but has little or no effect on the progression of muscle weakness, or quality of life. Rilutek was approved in the United States in 1995, and in 2001 in the European Union.

However, there are more than ten drug candidates reported to be in clinical development for the treatment of ALS.  The most advanced drug candidates are arimoclomol, cefriaxone, IGF-1, minocycline, valrpoate, tamoxifen and thaliadomide.  CytRx Corporation has initiated a Phase II clinical trial with its small molecule product candidate, arimoclomol, for the treatment of ALS and has received Orphan Drug and Fast Track designation from the FDA for arimoclomol.  Roche Laboratories has initiated a Phase II clinical trial with its antioxidant and antiglutamate compound, cefriaxone, for the treatment of ALS.  Cephalon in collaboration with a group of physicians is conducting a potentially approvable Phase III clinical trail using IGF-I, also known as Myotrophin® (mecasermin) Injection for the treatment of ALS.  Results for this trail are expected in mid-2007.  Ceregene, Inc. is currently planning for a Phase II clinical trial for its neurotrophic compound, IGF-1, for the treatment of ALS.  Columbia University has successfully completed two Phase II clinical trials using minocycline for the treatment of ALS and is currently enrolling for a Phase III clinical trial. Ono Pharmaceutical Co., Ltd. has initiated a Phase III clinical trial in Europe using glial modulator and antigulutatmate compound, valproate for the treatment of ALS.  AstraZeneca plc has initiated a Phase II clinical trial with its protein kinase C inhibitor compound, tamoxifen, for the treatment of ALS.  Celgene Corporation is currently enrolling patients for a Phase II clinical trial for its immunomodulatory and antiangiogenic compound, thaliadomide, for the treatment of ALS.  Pharmacyclics, Inc. is also pursuing the use of its motexafin gadolinium compound, Xcytrin®, for the treatment of ALS.

Patents and Proprietary Rights

We currently license rights to our potential products from third parties. We generally seek patent protection in the United States and other jurisdictions for the potential products and proprietary technology licensed from these third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents may not issue on any of the pending patent applications owned by us or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents for our products, the costs of defense can be significant.

As of May 25, 2007, our catalytic antioxidant small molecule technology base is described in 11 issued United States patents and 7 United States pending patent applications. These patents and patent applications belong in whole or in part to Duke or the NJC and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending U.S. patent applications and issued U.S. patents include composition of matter claims and method claims for several series of compounds. Corresponding international patent applications have been filed as we deem appropriate, 56 of which have issued as of May 25, 2007.

In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes.

Government Regulation

Our R&D activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials might not be predictive of results that will be obtained in large-scale testing. Our clinical trials might not successfully demonstrate the safety and efficacy of any products or result in marketable products.

The United States system of drug approvals is considered to be the most rigorous in the world.  It takes an average of 10 to 15 years for a drug candidate to be approved in the United States according to the Tufts Center for the Study of Drug Development.  Only five in 5,000 drug candidates that enter preclinical testing make it to human testing and only one of those five is approved for commercialization.  On average it costs a company $802 million to get one new drug candidate from the laboratory to United States patients according to a November 2001 report by Tufts Center for the Study of Drug Development.

The steps required by the FDA before new drug products may be marketed in the United States include:
·	completion of preclinical studies;
·	the submission to the FDA of a request for authorization to conduct clinical trials on an IND, which must become effective before clinical trials may commence;
·	adequate and well-controlled Phase I, Phase II and Phase III clinical trials to establish and confirm the safety and efficacy of a drug candidate ;
·	submission to the FDA of a New Drug Application (an “NDA”) for the drug candidate; and
·	review and approval of the NDA by the FDA before the product may be shipped or sold commercially.

In addition to obtaining FDA approval for each product, each product manufacturing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA. Each manufacturing facility, and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA’s current good manufacturing practices (“cGMP”) regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend substantial time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results are submitted to the FDA as a part of an IND which must become effective prior to commencement of clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase I represents the initial administration of the drug to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase II involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for any physician labeling. During all clinical studies, we must adhere to GCP standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA to the FDA.

The process of completing clinical testing and obtaining FDA approval for a new drug is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA. Even after initial FDA approval has been obtained, further studies, including post-market studies, might be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Also, the FDA will require post-market reporting and might require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs might limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA supplement might be required to be submitted to the FDA.

The rate of completion of any clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment might result in increased costs and delays, which could have a material adverse effect on us.

Failure to comply with applicable FDA requirements may result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on the FDA’s evaluation of an NDA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval might be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for some European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals would be obtained.

    In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

CPEC

We were previously developing bucindolol for the treatment of heart failure, but development was discontinued in 1999. Commercial rights to bucindolol are owned by CPEC.

In July 1999, the Department of Veterans Affairs and the National Heart, Lung, and Blood Institute, a division of the NIH, terminated the Phase III heart failure study of bucindolol earlier than scheduled, based on an interim analysis that revealed a reduction in mortality in subpopulations that had been reported in other trials and who constituted the majority of patients in the trial, but no efficacy in some other subpopulations that had not been previously investigated in beta-blocker heart failure trials. As a result, we discontinued development of bucindolol for heart failure in 1999.

ARCA and its academic collaborators have reexamined this clinical trial data and have identified a genetic marker that highly correlates with patients who did not respond to bucindolol. ARCA believes that bucindolol’s unique pharmacology is suitable for therapy of most heart failure patients who do not exhibit this genetic marker, in other pharmacogenetically-identified subpopulations that are ideally suited for bucindolol’s novel therapeutic action, and for the treatment of ischemia in the setting of left ventricular dysfunction. In October 2003, CPEC outlicensed bucindolol to ARCA. Terms of the license call for future royalty and milestone payments to CPEC upon the development and commercialization of bucindolol.

During fiscal 2006, CPEC agreed to modify the license agreement between CPEC and ARCA. and received 400,000 shares of ARCA common stock as consideration for the amendment.  In addition, during fiscal 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA’s completion of a financing.

Discontinued Programs

Our historical financial statements include cash expenditures for the following programs that we no longer operate.

Liver Cell Therapy

We acquired a majority ownership interest in a company, formerly known as Incara Cell Technologies, Inc. (“Incara Cell Technologies”), in September 1997 and the remaining minority interest in March 2000. Incara Cell Technologies operated a program to advance the state of liver cell transplantation. We sold the operations and substantially all of the assets of the liver cell therapy program in October 2002 for cash and a right to receive royalties on products developed using intellectual property transferred. Net expenses for the liver cell therapy program are presented as discontinued operations on the financial statements.

Incara Development

In January 2001, we entered into a collaborative and financing transaction with Elan. As part of the transaction, Elan and we formed Incara Development to develop deligoparin, a product candidate for the treatment of ulcerative colitis. In January 2001, Incara Development initiated a Phase II/III pivotal clinical trial for deligoparin in patients with ulcerative colitis. The trial enrolled 138 patients at 30 academic and private medical centers. The study was designed to examine the effects of subcutaneous injection of deligoparin in patients with symptoms of active ulcerative colitis who were also receiving standard medical treatment. In September 2002, we announced that the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we terminated our collaboration in November 2003 and Incara Development was dissolved in August 2004.

Employees

At May 25, 2007, we had one employee, John L. McManus, our President and Chief Executive Officer. Mr. McManus is not represented by a labor union. Each of our other executive officers and service providers are consultants.

Properties

We currently are provided office space for our principal executive offices in Laguna Niguel, California through an administration outsourcing agreement.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

The following information sets forth certain information with respect to our executive officers and directors. Each of the directors is elected to serve until the next election of directors at a meeting of the stockholders. Their respective backgrounds are described below.

Name	Age as of May 25, 2007	Position(s)
David C. Cavalier	37	Chairman
John M. Farah, Jr., Ph.D.	55	Director
Chris A. Rallis	53	Director
Peter D. Suzdak, Ph.D.	48	Director
Michael E. Lewis, Ph.D.	55	Director
Joseph J. Krivulka	55	Director
Amit Kumar, Ph.D.	42	Director
John L. McManus	42	President and Chief Executive Officer
Brian J. Day, Ph.D.	46	Chief Scientific Officer
Elaine Alexander, M.D.	54	Executive Vice President and Chief Medical Officer
Michael P. McManus	37	Chief Financial Officer, Treasurer and Secretary

David C. Cavalier has been the Chairman of our Board since April 30, 2004. Since 2001, he has been a Principal and the Chief Operating Officer of a family of private investment funds affiliated with Xmark Asset Management, LLC and Xmark Opportunity Partners, LLC. From 1995 to 1996, Mr. Cavalier worked for Tiger Real Estate, a $785 million private investment fund sponsored by Tiger Management Corporation. Mr. Cavalier began his career in 1994 in the Investment Banking Division of Goldman, Sachs & Co. working on debt and equity offerings for public and private real estate companies. He received a B.A. from Yale University and an M.Phil. from Oxford University.

John M. Farah, Jr., Ph.D. is Vice President, Intercontinental Region of International Pharmaceutical Operations for Cephalon, Inc. Dr. Farah joined Cephalon in 1992 to manage technology requirements and collaborations for the R&D organization. He then served in several roles with increasing responsibilities in scientific affairs, managing biotech research partnerships, product licensing and academic collaborations. In 1998, Dr. Farah was promoted to senior director and, in 2001, vice president of worldwide business development responsible for promoting and negotiating R&D and commercial alliances with multinational and regional pharmaceutical firms. In 2003, Dr. Farah was appointed head of worldwide product export, and in 2006 he became responsible for strategic growth and commercial success of Cephalon in Latin America, Japan and Commonwealth countries.  Prior to joining Cephalon, Dr. Farah was a research investigator at GD Searle and served as a postdoctoral fellow at the NIH. He received his Doctorate in physiology in 1985 from the Uniformed Services University in Bethesda, Maryland. He also received a B.S. degree in Zoology from the University of Maryland and a B.H.A. degree from New College of California in San Francisco.

Joseph J. Krivulka is the founder of Triax Pharmaceuticals, LLC and has served as its President since November 2004. He also co-founded Reliant Pharmaceuticals, LLC and served as its President from 1999 until 2004. Mr. Krivulka has more than 25 years of experience in the pharmaceutical industry and was formerly Chief Executive Officer of Bertek, Inc., a subsidiary of Mylan Laboratories Inc., and Corporate Vice President of Mylan Laboratories. He has extensive expertise in product launches, reformulation and line extensions, clinical development, and manufacturing. He successfully brought to market numerous branded products and managed Mylan’s entry into the branded pharmaceutical business, with the acquisition of several pharmaceutical companies. Dr. Krivulka is a member of the board of directors of Nektar Therapeutics, a publicly-held pharmaceutical company.

Amit Kumar, Ph.D. has been President and Chief Executive Officer of CombiMatrix Corporation since September 2001 and has been a director of CombiMatrix since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. From January 1999 to February 2000, Dr. Kumar was the founding President and CEO of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at Idexx Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, he was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his B.S. in Chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from the California Institute of Technology in 1991. He also completed a post-doctoral fellowship at Harvard University from 1991 to 1993. Dr. Kumar is also a member of the board of directors of Acacia Research Corporation, a publicly-held biotechnology company.

Michael E. Lewis, Ph.D. has been President of BioDiligence Partners, Inc., a private consulting firm, since 1994. He co-founded Cara Therapeutics Inc., a privately-held biopharmaceutical company, and has served as a director and Chief Scientific Advisor of Cara since 2004. He has also served as a director of Polymedix, Inc., a publicly-held biotechnology company, since 2003. Dr. Lewis co-founded Arena Pharmaceuticals, Inc. in 1997, and was a director until 2000 and Arena’s Chief Scientific Advisor until 2003. He also co-founded Adolor Corporation in 1994 and served as its Chief Scientific Advisor until 1997. Dr. Lewis was Vice President of Research at Symphony Pharmaceuticals, Inc. from 1993 to 1994. He also co-founded Cephalon, Inc., where he served as Senior Scientist, Director of Pharmacology, and Senior Director of Scientific Affairs, between 1988 and 1993. Prior to that, Dr. Lewis was a Principal Investigator at E.I. DuPont de Nemours & Co., Inc. from 1985 to 1987. Dr. Lewis received a B.A. with Special Honors in Psychology from George Washington University, and an M.A. and Ph.D. in Psychology from Clark University, followed by postdoctoral training in neurosciences at the University of Cambridge, the National Institutes of Health, and the University of Michigan.

Chris A. Rallis has been the President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine technology company located in Raleigh, North Carolina since April 2006. Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, a life sciences venture capital firm and as a consultant for Duke University and Panacos Pharmaceuticals, Inc. Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $465 million.  Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds. Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis also serves on the board of Salisbury School, a private secondary school in Salisbury, Connecticut.  Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University.

Peter D. Suzdak, Ph.D. is a R&D executive with more than 19 years experience in U.S. and European pharmaceutical companies. Dr. Suzdak is currently President, Chief Executive Officer and founder of Cardioxyl

Pharmaceuticals.  Prior to joining Cardioxyl in 2006, Dr. Suzdak was President, Chief Executive Officer and co-founder of Artesian Therapeutics, Inc. and raised $15 million in venture capital financing and advanced two lead drug discovery programs from idea stage to clinical candidate selection stage.  In October 2005, Artesian Therapeutics was acquired by Cardiome Pharma.  Prior to joining Artesian Therapeutics, Dr. Suzdak was most recently at Guilford Pharmaceuticals, Inc. from 1995 to 2002. During his tenure as Vice President of Research, then Senior Vice President of Research and Development, Dr. Suzdak was responsible for all pharmaceuticals drug discovery, preclinical development and clinical development at Guilford.  Dr. Suzdak was responsible for establishing an integrated drug discovery and development function at Guilford and building an extensive technology and intellectual property platform around multiple novel biological targets.  Prior to joining Guilford, Dr. Suzdak held various positions at Novo-Nordisk A/S in Copenhagen, Denmark from 1988 to 1995, including Director of Neurobiology Research. Dr. Suzdak was involved in multiple drug discovery and development collaborations with major pharmaceutical companies in the U.S. and Europe, including Abbott which resulted in the successful discovery, clinical development, approval and marketing of the novel anti-epileptic Gabatrilâ. Prior thereto, Dr. Suzdak was a Pharmacology Research Associate in the Clinical Neuroscience Branch of the National Institute of Mental Health in Bethesda, in the laboratory of Dr. Steven M. Paul, from 1985 to 1988. Dr. Suzdak received his Ph.D. in Pharmacology from the University of Connecticut and a B.S. in Pharmacy from St. Johns University.

John L. McManus. Mr. McManus began as a consultant to the Company in June 2005 as President. He became employed as our President and Chief Operating Officer in July 2006 and was named President and Chief Executive Officer in March 2007.  Mr. McManus, who received his degree in business administration from the University of Southern California in 1986, is the founder and president of McManus Financial Consultants, Inc. (“MFC”), which provides strategic, financial and investor relations advice to senior managements and boards of directors of public companies, including advice on mergers and acquisitions. These companies have a combined value of over $25 billion. He has served as president of MFC since 1997. In addition, Mr. McManus previously served as Vice President, Finance and Strategic Planning to Spectrum Pharmaceuticals, Inc. where he had primary responsibility for restructuring Spectrum’s operations and finances, including the design of strategic and financial plans to enhance Spectrum’s corporate focus, and leading the successful implementation of these plans. The implementation of these plans led to an increase in Spectrum’s market value from $1 million to more than $125 million at the time of Mr. McManus’ departure.

Brian J. Day, Ph.D. Dr. Day is a part-time consultant and was appointed Chief Scientific Officer of Aeolus in September 2004. Dr. Day has extensive training in both pharmacology and toxicology with over 14 years experience. Since 1994 he has helped guide the design and synthesis of metalloporphyrins and has discovered a number of their novel activities in biological systems. Dr. Day has authored over 70 original scientific publications and served as a consultant to biotechnology companies for over 10 years. He is an active member of a number of scientific societies including the American Chemical Society, Society for Free Radicals in Biology and Medicine, and Society of Toxicology, where he served on the Board of Publications. Dr. Day has been at the NJC since 1997 and currently is an Associate Professor in the Environmental and Occupational Health Sciences Division. He is one of the scientific co-founders of Aeolus and an inventor on a majority of the catalytic antioxidant program’s patents.

Elaine Alexander, M.D., Ph.D. Dr. Alexander began as a consultant to the Company in February 2005 as Executive Vice President and Chief Medical Officer. Previously, from 2003 to 2005, Dr. Alexander was a consultant to several pharmaceutical companies. From 1999 to 2003, Dr. Alexander served as Vice President of Experimental and Clinical Research, Chief Medical Officer, and Director of Translational Medicine at Arena Pharmaceuticals, Inc. in San Diego, CA. Dr. Alexander’s basic and clinical research has focused on the mechanisms of tissue injury and genetics of autoimmune, inflammatory, rheumatologic, and neurologic disorders. Dr. Alexander received her M.D. degree from the UCLA School of Medicine, Los Angeles, California and her postdoctoral internal medicine training at Johns Hopkins Medical Institutions, Baltimore, MD. Dr. Alexander completed fellowship training in rheumatology and clinical immunology and joined the faculty at Johns Hopkins in the Department of Internal Medicine, Division of Molecular and Clinical Rheumatology. Her Ph.D. in cell biology and biochemistry was followed by a postdoctoral fellowship in immunology at the NIH, National Cancer Institute, Immunology Division, Bethesda, MD. Dr. Alexander is board certified in Internal Medicine and Rheumatology. Dr. Alexander is internationally recognized for her basic and clinical work in autoimmunity and the neurologic complications of autoimmune and rheumatologic disorders. Dr. Alexander served as Director of Experimental Medicine at Cephalon, Inc., Westchester, PA, where she led exploratory research and clinical development for Myotrophin, recombinant human IGF-1, for the treatment of amyotrophic lateral sclerosis and other neurologicindications, contributed to the development of Modafinil for expanded clinical indications, and participated in preclinical development of pipeline candidates. Dr. Alexander has received numerous academic honors, is a member of Alpha Omega Alpha, is the author of over 70 peer reviewed research articles and numerous book chapters, and has served as a reviewer for journals and NIH study sections. Dr. Alexander also serves on the Board of Directors for the Sjogren’s Syndrome Foundation, a non profit autoimmune disease national organization, the NIH Autoimmune Disease Coordinating Committee, and the advisory board for the NIH International Sjogren’s Syndrome Registry. She has received, and currently is the co-principal investigator, for NIH grants and is the co-chairman of an NIH/industry sponsored autoimmune international workshop on autoimmunity and lymphoma.

Michael P. McManus. Mr. McManus began as a consultant to the Company in June 2005, serving as Chief Accounting Officer, Treasurer and Secretary. In July 2006, Mr. McManus was appointed Chief Financial Officer, Treasurer and Secretary.  Mr. McManus has served as the Executive Vice President of MFC since 1995. MFC is a leading provider of financial, management and investor relations consulting and support services to publicly traded companies. From 2001 to 2003, Mr. McManus also served as Controller and Principal Accounting Officer of Spectrum Pharmaceuticals, Inc., where he was responsible for restructuring Spectrum’s accounting and administration functions. Prior to joining MFC, from 1991 to 1995, he worked at Price Waterhouse LLP (now PricewaterhouseCoopers LLP) as an audit manager for healthcare and financial services companies. Mr. McManus is a retired Certified Public Accountant and holds a B.S. in Accounting from the University of Southern California.

Information Concerning the Board of Directors and its Committees

The business of Aeolus is under the general management of the Board of Directors, as provided by the laws of Delaware and the Bylaws of Aeolus. During the fiscal year ended September 30, 2006, the Board of Directors held ten formal meetings, excluding actions by unanimous written consent. Each member of the Board attended at least 75% of the fiscal 2006 meetings of the Board of Directors and Board committees of which he was a member other than Mr. Krivulka.  After review of all relevant transactions or relationships between each director, or any of his family members, and the Company, the Company’s senior management and its independent registered public accounting firm, the Board of Directors has affirmatively determined that all of the Company’s directors are independent directors within the meaning of the applicable Nasdaq Stock Market, Inc. (“Nasdaq”) listing standards, as currently in effect.

The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee currently consists of Mr. Cavalier, Chairman, Dr. Kumar and Mr. Rallis. During fiscal 2006, the Audit Committee held five formal meetings and met with Aeolus’ independent registered public accounting firm prior to the release of financial results for the first three quarters of fiscal 2006.  The Audit Committee reviews the results and scope of the audit and other services provided by Aeolus’ independent registered public accounting firm. The Audit Committee has adopted a written charter, a copy of which was included as Appendix A to the Company’s proxy statement for the 2007 Annual Meeting of Stockholders. The Board of Directors has determined that Mr. Cavalier is an “audit committee financial expert,” as defined in applicable SEC rules and regulations. The Board of Directors has determined that all of the members of the Audit Committee other than Mr. Cavalier meet the Nasdaq Audit Committee independence standards, as currently in effect.

The Compensation Committee currently consists of Mr. Cavalier, Chairman, Mr. Krivulka and Dr. Suzdak. During fiscal 2006, the Compensation Committee did not hold any formal meetings. The Compensation Committee makes recommendations to the Board of Directors regarding salaries and incentive compensation for officers of Aeolus, and determines the amount and type of equity incentives granted to participants in Aeolus’ 2004 Stock Option Plan, as amended (the “2004 Plan”).

The Board does not have a standing nominating committee. The Board does not believe a nominating committee is necessary based on Aeolus’ size and the beneficial ownership by Goodnow and Efficacy Fund, of more than 75% of the Company’s outstanding common stock. The Board will consider establishing a nominating committee at the appropriate time.

The entire Board of Directors participates in the consideration of director nominees. To date, the Board of Directors has not formally established any criteria for Board membership. Candidates for director nominees are reviewed in the context of the current composition of the Board, the Company’s operating requirements and the long-term interests of its stockholders. In conducting this assessment, the Board of Directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Board has not established a formal process for stockholders to send communications, including director nominations, to the Board. Director nominations submitted by a stockholder will be considered by the full Board. The Board of Directors believes that the Company currently has in place adequate methods for receiving communications from its stockholders. Any stockholder may send a communication to any member of the Board of Directors, in care of the Company’s address, at 23811 Inverness Place, Laguna Niguel, California 92677 (Attention: Corporate Secretary). The Company will forward any such communication to the Board member.

Compensation of Directors

All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. In addition, the Board of Directors and the Compensation Committee have adopted the following compensation program for the outside members of the Board of Directors:

·
Each non-executive Board member will receive annual cash compensation of $15,000, which will be paid in equal quarterly payments. Cash compensation for new and terminating Board members will be prorated for the period of time that they are a Board member during the respective quarter.

·
Audit Committee members will receive an additional $10,000 of annual cash compensation, which will be paid in equal quarterly payments. Cash compensation for new and terminating Audit Committee members will be prorated for the period of time that they are members of the Audit Committee during the respective quarter.

·
Each non-executive Board member shall receive an annual nonqualified stock option pursuant to the 2004 Plan for 30,000 shares in September of each year during service. The option exercise prices shall be equal to the closing price of the common stock on the grant date. The options shall have 10-year terms and vest, as long as the director remains on the Board, on a monthly basis over a 12-month period beginning on the date of grant. Vested shares shall be exercisable for 10 years from the grant date. Unvested options expire upon resignation from the Board.

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, the Compensation Committee consisted of the following current directors: Mr. Cavalier, Mr. Krivulka and Dr. Suzdak. None of these directors were at any time during fiscal 2006, or at any other time, an officer or employee of Aeolus. No executive officer of Aeolus serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board of Directors or the Compensation Committee of Aeolus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following tables set forth certain information regarding the ownership of shares of Aeolus’ common stock and Series B Preferred Stock as of the close of business on May 25, 2007 by:

·	each person known by Aeolus to beneficially own more than 5% of the outstanding shares of each class of the Company’s stock;
·	each of Aeolus’ directors;
·	each of Aeolus’ Named Executive Officers (as defined under “Executive Compensation” below); and
·	all of Aeolus’ directors and executive officers as a group.

	Preferred Stock		Common Stock
Identity of Owner or Group (1)(2)	Beneficially Owned	Percentage Owned(3)	Beneficially Owned		Percentage Owned(4)

Directors:
David C. Cavalier	-	-	16,081,833	(5)	47.1%
John M. Farah, Jr., Ph.D. (6)	-	-	42,591		*
Joseph J. Krivulka (6)	-	-	66,000		*
Amit Kumar, Ph.D. (6)	-	-	66,000		*
Michael E. Lewis, Ph.D. (6)	-	-	66,000		*
Chris A. Rallis (6)	-	-	66,000		*
Peter D. Suzdak, Ph.D. (6)	-	-	66,000		*

Named Executive Officers:
Elaine Alexander, M.D. (6)	-	-	76,000		*
Brain Day, Ph.D. (7)	-	-	110,478		*
John L. McManus (8)	-	-	395,000		1.2%
Michael P. McManus (9)	-	-	109,850		*
Richard P. Burgoon, Jr. (10)	-	-	269,250		*
All directors and executive officers as a group (11 persons)	-	-	17,145,752	(11)	48.7%

Greater than 5% Stockholders:
BVF Partners, L.P. and its affiliates	-	-	1,881,869	(12)	5.8%
900 N. Michigan Ave, Suite 1100
Chicago IL 60611

Elan Corporation, plc	475,087	100.0%	475,087	(13)	1.5%
Lincoln House
Lincoln Place
Dublin 2, Ireland

Efficacy Biotech Master Fund Ltd	-	-	20,660,000	(14)	48.3%
11622 El Camino Real, Suite 100
San Diego, CA 92130

Great Point Partners, LLC	-	-	1,704,747	(15)	5.3%
2 Pickwick Plaza, Suite 450
Greenwich, CT 06830

Xmark Opportunity Partners, LLC and its affiliates	-	-	16,016,833	(16)	47.0%
301 Tresser Blvd, Suite 1320
Stamford, CT 06901

*  Less than one percent

(1) Unless otherwise indicated, the address of all the owners is: c/o Aeolus Pharmaceuticals, Inc., 23811 Inverness Place, Laguna Niguel, California 92677.

(2) This table is based upon information supplied by our executive officers, directors and principal stockholders and Schedule 13Ds and 13Gs, as amended, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(3) Percent of shares beneficially owned by any person is calculated by dividing the number of shares of preferred stock beneficially owned by that person by 475,087, the number of shares of preferred stock outstanding as of the close of business on May 25, 2007, and the number of shares of preferred stock as to which that person has the right to acquire voting or investment power within 60 days of May 25, 2007.

(4) Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by 31,952,749, the number of shares of common stock outstanding as of the close of business May 25, 2007, and the number of shares of common stock as to which that person has the right to acquire voting or investment power within 60 days of May 25, 2007.

(5) Consists of 65,000 shares of common stock issuable upon exercise of options held by David C. Cavalier; 8,107,039 shares of common stock owned by Goodnow; 1,520,601 shares of common stock owned by Opportunity Fund L.P.; 2,215,462 shares of common stock owned by Opportunity Fund Ltd.; 1,023,731 shares of common stock owned by JV Investment Partners; 660,000 shares of common stock issuable upon exercise of warrants held by Opportunity Fund L.P.; 990,000 shares of common stock issuable upon exercise of warrants held by Opportunity Fund Ltd.; 500,000 shares of common stock issuable upon exercise of warrants held by JV Investment Partners; and 1,000,000 shares of common stock that Xmark Asset has the right to vote pursuant to the Xmark Voting Trust.  Xmark Asset is the Manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.  Mitchell D. Kaye has sole voting and investment power with respect to all securities beneficially owned by Xmark Asset.  Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"), is the sole member of the investment manager of Opportunity Fund L.P. and Opportunity Fund Ltd. and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity Fund L.P. and Opportunity Fund Ltd.  Opportunity Partners is the investment manager of JV Investment Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Investment Partners.  Messrs. Cavalier and Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

(6) Consists solely of shares of common stock issuable upon exercise of options held by the named individual.

(7) Consists of 6,778 shares owned directly and 103,700 shares issuable upon exercise of options.

(8) Consists of 25,000 shares owned directly and 370,000 shares issuable upon exercise of options.

(9) Consists of 3,600 shares owned directly and 106,250 shares issuable upon exercise of options.

(10) Consists of 185,914 shares owned directly and 83,336 shares issuable upon exercise of options.

(11) Consists of shares of common stock beneficially owned by the Company’s directors and the following executive officers: Dr. Alexander; Dr. Day; Mr. John McManus and Mr. Michael McManus. See footnotes (6), (7) (8) and (9) above.

(12) Consists of 391,513 shares of common stock and warrants to purchase 170,000 shares of common stock held by Biotechnology Value Fund, L.P.; 268,279 shares of common stock and warrants to purchase 116,000 shares of common stock held by Biotechnology Value Fund II, L.P.; 65,259 shares of common stock and warrants to purchase 28,336 shares of common stock held by Investment 10, LLC; and 586,818 shares of common stock and warrants to purchase 255,664 shares of common stock held by BVF Investments, L.L.C.  BVF Partners L.P. is the general partner of Biotechnology Fund, L.P. and Biotechnology Fund II, L.P., the attorney-in-fact of Investment 10, LLC and the managing partner of BVF Investments, LLC.  BVF, Inc. is the general partner of BVF Partners, L.P. Mark N. Lampert is the sole shareholder and sole director and an officer of BVF, Inc., and exercises voting and dispositive control of the shares referenced herein. Mr. Lampert disclaims beneficial ownership of the shares referenced herein except to the extent he has a pecuniary interest therein.

(13) Consists of 475,087 shares of common stock which are issuable upon conversion of an aggregate of 475,087 shares of Series B Preferred Stock.

(14) Consists of 9,800,000 shares of common stock and warrants to purchase 10,860,000 shares of common stock.  Efficacy Capital is the investment advisor of Efficacy Fund. Mark Lappe and Jon Faiz Kayyem exercise shared voting and dispositive power over these shares.

(15) Consists of 680,000 shares of common stock and warrants to purchase 272,000 shares of common stock held by Biomedical Value Fund, L.P.; and 524,747 shares of common stock and warrants to purchase 228,000 shares of common stock held by Biomedical Offshore Value Fund, Ltd. Biomedical Value fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, “Biomedical”) are parties to the Xmark Voting Trust Agreement with Xmark Asset, pursuant to which Xmark Asset is the voting trustee and possesses the sole voting power to vote 1,000,000 shares of common stock held by Biomedical. Xmark Asset does not exercise any investment authority with respect to these shares and disclaims any pecuniary interest in these shares.  Great Point Partners, LLC is the investment manager of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd.

(16) Consists of 8,107,039 shares of common stock owned by Goodnow; 1,520,601 shares of common stock owned by Opportunity Fund L.P.; 2,215,462 shares of common stock owned by Opportunity Fund Ltd.; 1,023,731 shares of common stock owned by JV Investment Partners; 660,000 shares of common stock issuable upon exercise of warrants held by Opportunity Fund L.P.; 990,000 shares of common stock issuable upon exercise of warrants held by Opportunity Fund Ltd.; 500,000 shares of common stock issuable upon exercise of warrants held by JV Investment Partners; and 1,000,000 shares of common stock that Xmark Asset has the right to vote pursuant to the Xmark Voting Trust.  Xmark Asset is the Manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.  Mitchell D. Kaye has sole voting and investment power with respect to all securities beneficially owned by Xmark Asset.  Opportunity Partners is the sole member of the investment manager of Opportunity Fund L.P. and Opportunity Fund Ltd. and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity Fund L.P. and Opportunity Fund Ltd.  Opportunity Partners is the investment manager of JV Investment Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Investment Partners.  David C. Cavalier and Mr. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

Executive Compensation

Summary Compensation

The following table sets forth all compensation earned for services rendered to Aeolus in all capacities for the fiscal years ended September 30, 2006, 2005 and 2004, by its principal executive officer, its three other most highly compensated executive officers who served in such capacities as of the end of fiscal 2006 and one other individual who served as Chief Executive Officer of the Company during fiscal 2006, collectively referred to as the “Named Executive Officers”. None of the Named Executive Officers was employed by, or provided any services to, the Company at any time during fiscal 2004.

Summary Compensation Table
				Long-Term Compensation Awards
Name and Principal	Fiscal	Annual Compensation (1)		Securities Underlying	All Other
Position(s)	Year	Salary ($)	Bonus ($)	Options (2)	Compensation ($)
John L. McManus (3)	2006	$62,550	—	340,000	—
President and Chief Executive Officer	2005	—	—	30,000	$34,091

Elaine Alexander, M.D. (4)	2006	—	—	24,000	185,000
Chief Medical Officer	2005	—	—	16,000	95,645

Brian Day, Ph.D. (5)	2006	—	—	49,000	144,000
Chief Scientific Officer	2005	—	—	16,000	84,000

Michael P. McManus (6)	2006	—	—	101,250	—
Chief Financial Officer,	2005	—	—	5,000	—
Treasurer and Secretary

Richard P. Burgoon, Jr. (7)	2006	281,132	$164,413	—	—
Former Chief Executive Officer	2005	148,413	147,275	250,000	803

(1)
Column with respect to "Other Annual Compensation" has not been included in this table because the aggregate amount of perquisites and other personal benefits received from the Company by any of the Named Executive Officers did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each such Named Executive Officer in the table.

(2)	All options reflected in this table were granted under the 2004 Plan.

(3)
Mr. John McManus became an employee of the Company on July 14, 2006 and serves as the Company’s Principal Executive Officer with the title of President and Chief Executive Officer. Prior to July 14, 2006, Mr. John McManus was paid a monthly consulting fee of $10,000 and received an option to purchase up to 10,000 shares of common stock at the end of each month he provided consulting services to the Company. During fiscal 2006 and 2005, Mr. John McManus was paid $165,000 and $34,091, respectively, in consulting fees. Mr. John McManus is also a 50% owner of McManus & Company, Inc., which provides administrative, accounting and financial consulting services to the Company. (See footnote (6) for more information.)

(4)
Dr. Alexander is not an employee of the Company. For her services as Chief Medical Officer, Dr. Alexander is paid a monthly consulting fee of $15,000 and receives an option to purchase up to 2,000 shares of common stock at the end of each months she provides consulting services to the Company.  During fiscal 2006 and 2005, Dr. Alexander was paid $185,000 and $95,645, respectively, in consulting fees.

(5)
Dr. Day is not an employee of the Company. For his services as Chief Scientific Officer during fiscal 2006, Dr. Day was initially paid a monthly consulting fee of $9,500, which was subsequently increased to $11,000 in October 2006.  During fiscal 2006 and 2005, Dr. Day received an option to purchase up to 2,000 shares of common stock at the end of each month he provided consulting services to the Company. During fiscal 2006 and 2005, Dr. Day was paid $144,000 and $84,000, respectively, in consulting fees. Dr. Day is also Associate Professor of Medicine, Immunology & Pharmaceutical Sciences at the NJC, which provides research services to the Company. In September 2005, the Company entered into a grant agreement with the NJC in the amount of $133,000, for which Dr. Day was the principal investigator. The Company also has an exclusive worldwide license from the NJC to develop, make, have made, use and sell products using certain technology developed by certain scientists at the NJC.

(6)
Mr. Michael McManus is not an employee of the Company. For his services as Chief Financial Officer, McManus & Company, Inc., a consulting firm in which Mr. Michael McManus and Mr. John McManus are each 50% owners, is paid a monthly consulting payment of $25,000 and Mr. McManus receives an option to purchase up to 90,000 shares of common stock on July 10th of each year that he provides consulting services to the Company. During fiscal 2006 and 2005, McManus & Company, Inc. was paid $207,500 and $43,750, respectively, in consulting fees pursuant to services rendered by Mr. Michael McManus to the Company.

(7)	Mr. Burgoon was Chief Executive Officer from January 5, 2005 to November 30, 2006. “All Other Compensation” consists of life and long-term disability insurance premiums.

Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

Option Grants During Fiscal Year Ended September 30, 2006 (1)

The following table summarizes all option grants during the fiscal year ended September 30, 2006 to the Named Executive Officers. Each of these options was granted pursuant to the 2004 Plan:

	Number of Shares Underlying Options		% of Total Options Granted to Employees in Fiscal	Exercise or Base Price	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (5)
Name	Granted		2006 (2)	per Share (3)	Date (4)	5%	10%
John L. McManus	10,000	(6)	1.94%	$1.15	10/31/2015	$575	$1,150
	10,000	(6)	1.94%	$1.03	11/30/2015	$515	$1,030
	10,000	(6)	1.94%	$0.95	12/31/2015	$475	$950
	10,000	(6)	1.94%	$0.89	1/31/2016	$445	$890
	10,000	(6)	1.94%	$0.90	2/28/2016	$450	$900
	10,000	(6)	1.94%	$0.80	3/31/2016	$400	$800
	10,000	(6)	1.94%	$0.75	4/30/2016	$375	$750
	10,000	(6)	1.94%	$0.60	5/31/2016	$300	$600
	10,000	(6)	1.94%	$0.81	6/30/2016	$405	$810
	250,000	(7)	48.61%	$0.75	7/14/2016	$9,375	$18,750

Elaine Alexander, M.D.	2,000	(6)	0.39%	$1.15	10/31/2015	$115	$230
	2,000	(6)	0.39%	$1.03	11/30/2015	$103	$206
	2,000	(6)	0.39%	$0.95	12/31/2015	$95	$190
	2,000	(6)	0.39%	$0.89	1/31/2016	$89	$178
	2,000	(6)	0.39%	$0.90	2/28/2016	$90	$180
	2,000	(6)	0.39%	$0.80	3/31/2016	$80	$160
	2,000	(6)	0.39%	$0.75	4/30/2016	$75	$150
	2,000	(6)	0.39%	$0.60	5/31/2016	$60	$120
	2,000	(6)	0.39%	$0.81	6/30/2016	$81	$162
	2,000	(6)	0.39%	$0.69	7/31/2016	$69	$138
	2,000	(6)	0.39%	$0.80	8/31/2016	$80	$160
	2,000	(6)	0.39%	$0.80	9/30/2016	$80	$160

Brain Day, Ph.D.	2,000	(6)	0.39%	$1.15	10/31/2015	$115	$230
	2,000	(6)	0.39%	$1.03	11/30/2015	$103	$206
	2,000	(6)	0.39%	$0.95	12/31/2015	$95	$190
	2,000	(6)	0.39%	$0.89	1/31/2016	$89	$178
	2,000	(6)	0.39%	$0.90	2/28/2016	$90	$180
	2,000	(6)	0.39%	$0.80	3/31/2016	$80	$160
	2,000	(6)	0.39%	$0.75	4/30/2016	$75	$150
	2,000	(6)	0.39%	$0.60	5/31/2016	$60	$120
	25,000	(7)	4.86%	$0.85	6/5/2016	$1,063	$2,125
	2,000	(6)	0.39%	$0.81	6/30/2016	$81	$162
	2,000	(6)	0.39%	$0.69	7/31/2016	$69	$138
	2,000	(6)	0.39%	$0.80	8/31/2016	$80	$160
	2,000	(6)	0.39%	$0.80	9/30/2016	$80	$160

Michael P. McManus	1,250	(6)	0.24%	$1.15	10/31/2015	$72	$144
	1,250	(6)	0.24%	$1.03	11/30/2015	$64	$129
	1,250	(6)	0.24%	$0.95	12/31/2015	$59	$119
	1,250	(6)	0.24%	$0.89	1/31/2016	$56	$111
	1,250	(6)	0.24%	$0.90	2/28/2016	$56	$113
	1,250	(6)	0.24%	$0.80	3/31/2016	$50	$100
	1,250	(6)	0.24%	$0.75	4/30/2016	$47	$94
	1,250	(6)	0.24%	$0.60	5/31/2016	$38	$75
	1,250	(6)	0.24%	$0.81	6/30/2016	$51	$101
	90,000	(7)	17.50%	$0.80	7/10/2016	$3,600	$7,200

Richard P. Burgoon, Jr.	None

(1)	No stock appreciation rights (“SARs”) were granted to any of the Named Executive Officers during the fiscal year ended September 30, 2006.

(2)	Based on options to purchase 514,250 shares of common stock granted to employees, including the Named Executive Officers, under the 2004 Plan during the fiscal year ended September 30, 2006.

(3)	The exercise price is equal to or greater than 100% of the fair market value of the common stock on the date of grant.

(4)	The options have a term of ten years, subject to earlier termination in certain events.

(5)
Use of the assumed rates of appreciation is mandated by the rules of the SEC and does not represent the Company’s estimate or projection of the future price of its stock. There is no assurance provided to any executive officer or any other holder of Aeolus’ securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(6)	The option grant to this officer was granted fully vested with a ten-year term.

(7)	The option grant to this officer vests on a monthly basis for twelve months with a ten-year term.

Aggregated Option Exercises During Fiscal Year Ended September 30, 2006 and September 30, 2006 Fiscal Year End Option Values (1)

The following table sets forth information concerning all stock options exercised during the fiscal year ended September 30, 2006 by the Named Executive Officers, and the number and value of unexercised options held by the Named Executive Officers as of September 30, 2006.

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at September 30, 2006		Value of Unexercised In-the-Money Options at September 30, 2006 (3)
Name	Exercise	Realized (2)	Exercisable	Unexerciseable	Exercisable	Unexerciseable

John L. McManus	—	—	161,667	208,333	$4,583	10,417
Elaine Alexander, M.D.	—	—	60,000	—	$1,740	—
Brain Day, Ph.D.	—	—	42,903	25,000	$2,421	—
Michael P. McManus	—	—	31,250	75,000	$400	—
Richard P. Burgoon, Jr.	83,332	$(13,541)	104,169	—	$—	—

(1)	No SARs were exercised by any Named Executive Officer during the fiscal year ended September 30, 2006 and no SARs were held by any Named Executive Officer at September 30, 2006.

(2)
Value is calculated based on the difference between the option exercise price and the closing market price of the common stock on the date prior to the date of exercise multiplied by the number of shares exercised.

(3)
Value based on the difference between the fair market value of the shares of common stock at September 30, 2006 ($0.80), as quoted on the OTC Bulletin Board, and the exercise price of the options, multiplied by the number of shares covered by the in-the-money options.

Employment Agreements

On July 14, 2006, we entered into an employment agreement with John L. McManus under which Mr. McManus was appointed as our President and Chief Operating Officer. In March 2007, Mr. McManus was appointed President and Chief Executive Officer.  Pursuant to the agreement, Mr. McManus will be paid an annual salary of $250,000. In addition, Mr. McManus will be entitled to receive a cash bonus of $100,000 if during his employment we enter into a definitive agreement for a partnership for the joint development or commercialization of any of our owned or in-licensed patent rights or the sale of the Company (where greater than 50% of the voting stock of the Company is acquired by a third party).  Mr. John McManus was also granted a stock option to purchase up to 250,000 shares of common stock on July 14, 2006, which vests at a rate of 20,833 shares per month.  He will also be entitled to additional grants of stock option to purchase 250,000 shares of common stock on each July 14th that the employment agreement is in effect.  The additional options will vest monthly over a 12-month period.  Mr. John McManus’ agreement has a one-year term.  The agreement will automatically renew for additional one-year periods unless either party gives notice of its intent not to renew at least 90 days prior to the commencement of the next year’s term.  If the agreement is terminated by us for other than “cause,” we will be obligated to pay all amounts owed to Mr. John McManus under the agreement.

Effective January 5, 2005, we entered into a letter agreement with Richard P. Burgoon, Jr., our former Chief Executive Officer. Pursuant to the agreement, Mr. Burgoon received a signing bonus of $50,000 and was paid an annual salary of $200,000. In addition, pursuant to the agreement, we paid Mr. Burgoon a cash bonus of $100,000 following the sale of an aggregate of 10,000,000 shares of our common stock for $5,000,000 in June 2006. On July 12, 2005, Mr. Burgoon’s letter agreement was amended and Mr. Burgoon was granted a fully vested stock option to purchase up to 250,000 shares of common stock at an exercise price of $1.00 per share (the “Stock Option”). Mr. Burgoon also received a quarterly bonus in the amount of $32,425, which was adjusted to $37,707 effective January 1, 2006, and which Mr. Burgoon agreed to use exclusively for the purchase of 20,833 shares each quarter through the exercise of the Stock Option.

On December 6, 2006, we entered into a Separation Agreement and General Release (the “Separation Agreement”) with Mr. Burgoon. Pursuant to the terms of the Separation Agreement, we made Mr. Burgoon a lump sum payment of $50,000 (less applicable taxes and withholding) and we have agreed to provide Mr. Burgoon with healthcare coverage through the earlier of June 30, 2007 or the date on which Mr. Burgoon obtains full-time employment. In addition, Mr. Burgoon received a lump sum payment of $37,707, which was used to exercise an aggregate of 20,883 shares subject to his Stock Option. Mr. Burgoon is also entitled to an additional lump sum payment of $150,834 to be used exclusively to exercise the remaining portion of his Stock Option to purchase an aggregate of 83,336 shares of common stock in the event that Aeolus’ Board of Directors and stockholders approve a merger agreement with a specified third party by December 6, 2007. In addition, pursuant to the Separation Agreement, 145,831 shares of Aeolus common stock that have been held in trust by the Company on Mr. Burgoon’s behalf have been released to Mr. Burgoon. Under the Separation Agreement, Mr. Burgoon has provided a general release of claims against Aeolus.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of May 22, 2007. Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of May 22, 2007, and the number of shares of common stock as to which that person has the right to acquire voting or investment power as of May 22, 2007, or within 60 days thereafter. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there are currently no agreements, arrangements or understandings with respect to the number of shares to be sold by them. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. This information is based solely on information provided by or on behalf of the selling stockholders set forth below, and we have not independently verified the information.

Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

	Beneficial Ownership Prior to Offering		Number of Shares to Be Sold	Beneficial Ownership After Offering (1)
Name	Number of Shares			Number of Shares	Percent of Class
Bristol Investment Fund, Ltd. (A)	233,333	(2)	233,333	0	0.0%
DAFNA LifeScience, Ltd. (A)	95,767	(3)	95,767	0	0.0%
DAFNA LifeScience Select, Ltd. (A)	249,615	(4)	249,615	0	0.0%
DAFNA LifeScience Market Neutral, Ltd. (A)	121,284	(5)	121,284	0	0.0%
Hudson Bay Fund LP (A)	50,167	(6)	50,167	0	0.0. %
Hudson Bay Overseas Fund LTD (A)	66,500	(7)	66,500	0	0.0%
GCA Strategic Investment Fund (A)	1,166,667	(8)	1,166,667	0	0.0%
Cranshire Capital, L.P. (A)	583,335	(9)	583,335	0	0.0%
Nite Capital Master Ltd. (A)	466,667	(10)	466,667	0	0.0%
Crescent International Ltd (A)	700,000	(11)	700,000	0	0.0%
Double U Master Fund LP (A)	233,333	(12)	233,333	0	0.0%
R&R Opportunity Fund, L.P. (A)	385,000	(13)	385,000	0	0.0%
RHP Master Fund, Ltd. (A)	116,667	(14)	116,667	0	0.0%
Iroquois Master Fund Ltd. (A)	58,333	(15)	58,333	0	0.0%
Icon Capital Partners LP (A)	140,000	(16)	140,000	0	0.0%
Rodman & Renshaw LLC (B)	186,667	(17)	186,667	0	0.0%

TOTAL	4,853,335		4,853,335	0	0.0%

(1)
Assumes the sale of all the shares offered hereby. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)	Includes 100,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(3)	Includes 41,043 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(4)	Includes 106,978 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(5)	Includes 51,979 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(6)	Includes 21,500 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(7)	Includes 28,500 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(8)	Includes 500,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(9)	Includes 250,001 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(10)	Includes 200,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(11)	Includes 300,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(12)	Includes 100,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(13)	Includes 165,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(14)	Includes 50,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(15)	Includes 25,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(16)	Includes 60,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(17)	Consists entirely of shares issuable upon exercise of warrants held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.

(A)
We issued an aggregate of 2,666,667 shares of our common stock to the selling stockholders in connection with our $2.0 million private placement in May 2007. We also issued to the selling stockholders warrants to purchase a total of 2,186,668 shares of our common stock in that private placement. We agreed to register all of these shares, including those issuable upon exercise of the warrants, and to pay substantially all of the expenses of offering them under this prospectus.

(B)
In connection with the private placement referred to above under footnote (A), we issued for services as a placement agent a warrant to purchase an aggregate of 186,667 shares of our common stock.  We agreed to register all the shares issuable upon exercise of the warrants and to pay substantially all of the expenses of offering them under this prospectus.

Relationships with Selling Stockholders

None

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

·	a combination of any such methods of sale; or

·	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Aeolus has adopted a policy that all transactions between Aeolus and its executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Aeolus than could be obtained from unaffiliated third parties.

    In November 2005, funds managed, directly and indirectly through intermediate entities, by Opportunity Partners purchased an aggregate of 1,075,000 shares of Series A Preferred Stock and warrants to purchase an aggregate of 2,150,000 shares of common stock for an aggregate purchase price of $2,150,000. David C. Cavalier, our Chairman, is, through an intermediate entity, a member of Opportunity Partners.

    In September 2005, the Company entered into a grant agreement with the NJC, which provides research services for the Company. Pursuant to the agreement, the Company will pay the NJC an aggregate of $133,000 in four quarterly installments. Dr. Day, one of the Company’s executive officers, is an Associate Professor of Medicine, Immunology, & Pharmaceutical Sciences at the NJC and is the principal investigator on the grant. In November 2005, the Company entered into two additional grant agreements with the NJC. Pursuant to these agreements, the Company will pay the NJC an aggregate of $141,000 in fiscal 2006 for research services. Dr. Day is also one of the principal investigators on these grants. The Company also has an exclusive worldwide license from the NJC to develop, make, have made, use and sell products using certain technology developed by certain scientists at the NJC. Under the NJC license, the Company will pay royalties to the NJC on net product sales during the term of the NJC license and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJC license to pay all or a portion of patent prosecution, maintenance and defense costs.

DESCRIPTION OF CAPITAL STOCK

As of May 25, 2007, we were authorized to issue up to 150,000,000 shares of common stock and 10,000,000 shares of preferred stock under our Amended and Restated Certificate of Incorporation. The preferred stock is divided into two series: 1,250,000 shares of preferred stock are designated “Series A Convertible Preferred Stock,” and 600,000 shares of preferred stock are designated “Series B Convertible Preferred Stock.”

Common Stock

As of May 25, 2007, there were 31,952,749 shares of common stock outstanding, 3,342,617 shares of common stock issuable upon the exercise of outstanding stock options and 18,025,427 shares of common stock issuable upon the exercise of warrants to purchase common stock.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, including our Series B Preferred Stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of May 25, 2007, there were issued and outstanding 475,087 shares of Series B Preferred Stock and promissory notes convertible into an aggregate of 51,553 shares of Series B Preferred Stock. As of May 25, 2007, no shares of Series A Preferred Stock were issued and outstanding.

Under our Amended and Restated Certificate of Incorporation, our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of our company or to make the removal of our management more difficult. Under certain circumstances this could have the effect of decreasing the market price of our common stock. We are not aware of any threatened transaction to obtain control of our company. Pursuant to an agreement with Goodnow, we are required to obtain Goodnow’s consent to issue any preferred stock.

Series B Preferred Stock

All shares of Series B Preferred Stock currently are owned by Elan. The Series B Preferred Stock is non-voting stock. Each share of Series B Preferred Stock is convertible into ten shares of our common stock, provided that no conversion may be effected that would result in the holders of Series B Preferred Stock owning more than 9.9% of our common stock on a fully converted to common stock basis. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as converted basis on the Series B Preferred Stock.

Warrants

As of May 25, 2007, warrants to purchase 18,025,427 shares of common stock at exercise prices ranging from $0.50 to $19.90 were outstanding, with a weighted exercise price of $1.01 per share. All outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits, reorganizations, reclassifications or mergers. In addition, certain of the warrants contain anti-dilution provisions and a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Registration Rights

The registration statement of which this prospectus is a part covers the resale of 2,666,667 shares of common stock and 2,168,668 shares of common stock underlying warrants issued in connection with our May 2007 private financing.

We are obligated to file this registration statement and we have undertaken to use best efforts to keep it effective, generally through the date that these shares are freely tradable under Rule 144 under the Securities Act.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

·
before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

·
upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

·
following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned

·	by the interested stockholder.

Our certificate of incorporation expressly provides that the provisions of Section 203 of the DGCL do not apply. Consequently, a person or entity wishing to acquire control of our company would not have to comply with the director or stockholder approvals required by Section 203. This could make a takeover of our company easier even if the takeover were not approved by the board of directors or opposed by the stockholders as not being in their best interests.

Limitation of Liability

Section 145 of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

·	shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

·
may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

·
may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may not apply, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

Article Sixth of our certificate of incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney’s fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of our company. The indemnification provided by our certificate of incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

·	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

·	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

·	under Section 174 of the DGCL, or

·	for any transaction from which the director derived an improper personal benefit.

·
Article Eighth of our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL. We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Anti-Takeover Effects

Our Bylaws are designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. Our Bylaws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders. In addition, we must receive a stockholders’ proposal for an annual meeting within a specified period for that proposal to be included on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Listing

Currently, our shares are traded on the OTC Bulletin Board, under the symbol “AOLS”.

LEGAL MATTERS

Paul, Hastings, Janofsky & Walker LLP, San Diego, California, will pass upon the validity of 4,853,335 shares of common stock issued or issuable in connection with our May 2007 private placement, which are comprised of: 2,666,667 shares of common stock and 2,186,668 shares of common stock underlying warrants to purchase common stock.

EXPERTS

The financial statements as of and for the fiscal year ended September 30, 2006 and 2005 included in this prospectus have been audited by Haskell & White LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt regarding the Company’s ability to continue as a going concern) and are included herein in reliance upon the authority of said firm as experts in giving said report.

The statements of operations, stockholders’ equity and cash flows for the year ended September 30, 2004 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

This information is included in this prospectus in reliance upon these firms as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and interim reports, proxy and information statements and other information with the SEC. These filings contain important information which does not appear in this prospectus. You may read and copy any materials we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or web site.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets – As of March 31, 2007 (unaudited), September 30, 2006 and September 30, 2005	F-4
Consolidated Statements of Operations – For each of the three fiscal years ended September 30, 2006 and the six months ended March 31, 2007 and 2006 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) – For each of the three fiscal years ended September 30, 2006 and the six months ended March 31, 2007 (unaudited)	F-6
Consolidated Statements of Cash Flows – For each of the three fiscal years ended September 30, 2006 and the six months ended March 31, 2007 and 2006 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Aeolus Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Aeolus Pharmaceuticals, Inc. (the “Company”) as of September 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aeolus Pharmaceuticals, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations and does not currently possess sufficient working capital to fund its operations throughout the next fiscal year.  These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

HASKELL & WHITE LLP

Irvine, California
December 7, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aeolus Pharmaceuticals, Inc. and Subsidiaries:

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Aeolus Pharmaceuticals, Inc. (a Delaware corporation) and Subsidiaries (the Company) for the year ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, stockholders’ equity and cash flows are free of material misstatement.   The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations, stockholders’ equity and cash flows, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the statements of operations, stockholders’ equity and cash flows.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Aeolus Pharmaceuticals, Inc. and Subsidiaries for the year ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
November 19, 2004

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	September 30,		March 31,
	2006	2005	2007
ASSETS			(Unaudited)
Current assets:
Cash and cash equivalents	$3,324	$626	$913
Accounts receivable	-	14	200
Prepaids and other current assets	104	289	147
Total current assets	3,428	929	1,260

Other assets	126	8	126
Total assets	$3,554	$937	$1,386

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$868	$712	$273
Accrued expenses	23	290	16
Current maturities of long-term note payable	956	-	-
Total current liabilities	1,847	1,002	289

Long-term note payable	-	867	459
Total liabilities	1,847	1,869	748

Commitments and Contingencies (Note G and O)

Stockholders' equity (deficit):
Preferred stock, $.01 par value per share, 10,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized;
475,087shares issued and outstanding as of September 30, 2006 and 2005
and March 31, 2007, respectively	5	5	5
Common stock, $.01 par value per share, 150,000,000 shares authorized;
29,265,249, 14,038,259 and 29,286,082 shares issued and outstanding at
September 30, 2006 and 2005 and March 31, 2007, respectively	293	140	293
Additional paid-in capital	154,311	146,016	154,735
Accumulated deficit	(152,902)	(147,093)	(154,395)
Total stockholders' equity (deficit)	1,707	(932)	638
Total liabilities and stockholders' equity	$3,554	$937	$1,386

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

				Six Months Ended
	Fiscal Year Ended September 30,			March 31,
	2006	2005	2004	2007	2006
Revenue				(Unaudited)	(Unaudited)

Grant income	$92	$252	$305	$-	$92

Costs and expenses:
Research and development	3,480	4,515	8,295	677	2,258
General and administrative	2,216	2,674	3,987	1,076	1,047
Total costs and expenses	5,696	7,189	12,282	1,753	3,305

Loss from operations	(5,604)	(6,937)	(11,977)	(1,753)	(3,213)

Equity in income of CPEC LLC ($315 dividend received in 2006)	433	-	-	-	433
Interest income (expense), net	(6)	(31)	(5,213)	35	(19)
Other income	53	63	23	225	36
(Increase) decrease in fair value of common stock warrants	(604)	-	-	-	401

Net loss	(5,728)	(6,905)	(17,167)	(1,493)	(2,362)

Preferred stock dividend and accretion	(81)	-	(135)	-	(55)

Net loss attributable to common stockholders	$(5,809)	$(6,905)	$(17,302)	$(1,493)	$(2,417)

Net loss per common share (basic and diluted):	$(0.31)	$(0.49)	$(2.06)	$(0.05)	$(0.17)

Weighted average common shares outstanding:
Basic and diluted	18,926	13,976	8,388	29,277	14,058

The accompanying notes are an integral part of the consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Dollars in thousands, Amounts for the six months ended March 31, 2007 are unaudited)

	Series A		Series B		Common					Total
	Preferred Stock		Preferred Stock		Stock		Additional			Stockholders'
	Number		Number	Par	Number	Par	Paid-in	Restricted	Accumulated	Equity
	of Shares	Value	of Shares	Value	of Shares	Value	Capital	Stock	Deficit	(Deficit)

Balance at September 30, 2003	-	$-	503,544	$5	1,413,383	$14	$105,892	$(104)	$(122,886)	$(17,079)

Series C preferred stock dividends and accretion	-	-	-	-	-	-	-	-	(135)	(135)
Common stock issued in exchange of Series C preferred stock	-	-	-	-	225,533	2	14,635	-	-	14,637
Common stock issued in exchange for notes payable and accrued interest	-	-	-	-	8,141,979	81	8,061	-	-	8,142
Beneficial conversion feature of convertible debt	-	-	-	-	-	-	5,000	-	-	5,000
Proceeds from offerings of Employee Stock Purchase Plan	-	-	-	-	652	-	2	-	-	2
Sale of common stock pursuant to stock offering, net of issuance costs of $901	-	-	-	-	4,104,000	41	9,318	-	-	9,359
Exercise of common stock options	-	-	-	-	61,756	1	75	-	-	76
Stock-based compensation and amortization of restricted stock	-	-	-	-	-	-	2,593	104	-	2,697
Net loss for the fiscal year ended September 30, 2004	-	-	-	-	-	-	-	-	(17,167)	(17,167)

Balance at September 30, 2004	-	-	503,544	5	13,947,303	139	145,576	-	(140,188)	5,532

Common stock issued in exchange of Series B preferred stock	-	-	(28,457)	-	28,457	-	-	-	-	-
Compensation expense on the accelerated vesting of employee stock options	-	-	-	-	-	-	293	-	-	293
Exercise of common stock options	-	-	-	-	62,499	1	62	-	-	63
Stock-based compensation	-	-	-	-	-	-	85	-	-	85
Net loss for the fiscal year ended September 30, 2005	-	-	-	-	-	-	-	-	(6,905)	(6,905)

Balance at September 30, 2005	-	-	475,087	5	14,038,259	140	146,016	-	(147,093)	(932)

Sale of Series A preferred stock pursuant to stock offering, net of issuance
costs of $88	1,250,000	354		-		-	(87)	-	-	(87)
Conversion of Series A Preferred Stock	(1,250,000)	(354)	-	-	5,000,000	50	304	-	-	354
Sale of common stock pursuant to stock offering, net of issuance costs of $46	-	-	-	-	10,000,000	100	43	-	-	143
Common stock issued pursuant to a license agreement	-	-	-	-	25,000	1	12	-	-	13
Series A Preferred Stock dividend and accretion	-	-	-	-	118,658	1	80	-	(81)	-
Exercise of common stock options	-	-	-	-	83,332	1	82	-	-	83
Reclassifcation of common stock warrant liabilities	-	-	-	-	-	-	7,361	-	-	7,361
Stock-based compensation and amortization of warrants	-	-	-	-	-	-	500	-	-	500
Net loss for the fiscal year ended September 30, 2006	-	-	-	-	-	-	-	-	(5,728)	(5,728)

Balance at September 30, 2006	-	-	475,087	5	29,265,249	293	154,311	-	(152,902)	1,707

Exercise of common stock options (unaudited)	-	-	-	-	20,833	-	21	-	-	21
Stock-based compensation and amortization of warrants (unaudited)	-	-	-	-	-	-	403	-	-	403
Net loss for the six months ended March 31, 2007 (unaudited)	-	-	-	-	-	-	-	-	(1,493)	(1,493)

Balance at March 31, 2007 (unaudited)	-	$-	475,087	$5	29,286,082	$293	$154,735	$-	$(154,395)	$638

The accompanying notes are an integral part of the consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
				Six Months Ended
	Fiscal Year Ended September 30,			March 31,
	2006	2005	2004	2007	2006
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(5,728)	$(6,905)	$(17,167)	$(1,493)	$(2,362)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	9	10	-	-
Noncash compensation	500	293	2,569	403	156
Noncash interest and financing costs	89	81	5,153	28	41
Noncash consulting and license fee	13	85	128		-
Foregiveness of note payable	-			(225)
Equity in income of CPEC LLC		-	-	-	(433)
Amortization of debt issuance costs	-	-	15	-	-
(Increase) decrease in fair value of common stock warrants	604	-	-	-	(401)
(Gain) Loss on sale or disposal of equipment	-	(19)	-	-	-
Change in assets and liabilities:
Accounts receivable	13	124	(131)	(199)	9
Prepaids and other assets	(247)	25	140	(44)	(71)
Accounts payable and accrued expenses	(111)	(535)	642	(602)	284
Net cash used in operating activities	(4,867)	(6,842)	(8,641)	(2,132)	(2,777)
Cash flows from investing activities:
Proceeds from dividend from CPEC LLC	315	-	-	-	-
Proceeds from sale of equipment	-	25	-	-	-
Net cash provided by investing activities	315	25	-	-	-
Cash flows from financing activities:
Proceeds from notes payable, net of issuance costs	-	-	6,000	-	-
Repayment of note payable	-	-	-	(300)	-
Proceeds from issuance of Series A preferred stock	2,413	-	-	-	2,413
Proceeds from issuance of common stock and warrants,
net of issuance costs	4,754	-	9,436	-	-
Proceeds from exercise of stock options	83	62	-	21	42
Principal payments on notes payable	-	-	-	-	-
Principal payments on capital lease obligations	-	-	-	-	-
Net cash provided by (used in) financing activities	7,250	62	15,436	(279)	2,455
Net (decrease) increase in cash and cash equivalents	2,698	(6,755)	6,795	(2,411)	(322)
Cash and cash equivalents at beginning of year	626	7,381	586	3,324	626
Cash and cash equivalents at end of year	$3,324	$626	$7,381	$913	$304
Supplemental disclosure of cash flow information:
Cash payments of interest	$-	$-	$1	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in exchange for Series A preferred stock	$354	$-	$-	$-	$-
Common stock issued in exchange for Series B preferred stock	$-	$28	$-	$-	$-
Common stock issued in exchange for Series C preferred stock	$-	$-	$14,637	$-	$-
Common stock issued in exchange for notes payable
and accrued interest	$-	$-	$8,142	$-	$-
Beneficial conversion feature of convertible debt	$-	$-	$5,000	$-	$-
Preferred stock dividend accreted	$81	$-	$135	$-	$-

AEOLUS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2007 and for the six months ended March 31, 2007 and 2006 is unaudited)

A. Nature of the Business

Aeolus Pharmaceuticals, Inc. is biopharmaceutical company that is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology.  The Company’s  initial target applications are for cancer radiation therapy and amyotrophic lateral sclerosis, also known as “ALS” or “Lou Gehrig’s disease.”  The Company reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.  The Company plans on initiating a clinical trial for AEOL 10150 as a protector of healthy normal cells in radiation therapy upon securing additional financial resources.  Further development of AEOL 10150 for the treatment of ALS, if any, will be dependent upon future specific financing for this development or a partnership.

The “Company” or “Aeolus” refers collectively to Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”) and its wholly owned subsidiary, Aeolus Sciences, Inc., a Delaware corporation (“Aeolus Sciences”). As of September 30, 2006, Aeolus also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company (“CPEC”). The Company’s primary operations are located in Laguna Niguel, California.

On July 16, 2004, the Company effected a one-for-ten reverse stock split of its common stock and changed its name from Incara Pharmaceuticals Corporation to Aeolus Pharmaceuticals, Inc. All common stock amounts in these financial statements have been adjusted for the reverse stock split. On November 20, 2003, the Company’s stockholders approved a reorganization and merger (see Note H).

B. Liquidity

The Company has incurred significant losses from operations of $1,753,000 and $5,604,000, and cash outflows from operations of $2,132,000 and $4,867,000, for the six months ended March 31, 2007 and for the fiscal year ended September 30, 2006, respectively. The Company expects to incur additional losses and negative cash flow from operations during the remainder of fiscal year 2007 and for several more years.

Management believes the Company has adequate financial resources to conduct operations through the second quarter of fiscal year 2008. Nevertheless, there remains substantial doubt about our ability to continue as a going concern, which will be dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to achieve operating profit.

The Company intends to explore strategic and financial alternatives, including a merger or acquisition with or by another company, the sale of shares of stock, the establishment of new collaborations for current research programs that include initial cash payments and ongoing research support and the out-licensing of our compounds for development by a third party. The Company believes that without additional investment capital it will not have sufficient cash to fund its activities in the near future, and will not be able to continue operating. As such, the Company’s continuation as a going concern is dependent upon its ability to raise additional financing. The Company is actively pursuing additional equity financing to provide the necessary funds for working capital and other planned activities.

If the Company is unable to obtain additional financing to fund operations beyond the second quarter of fiscal year 2008, it will need to eliminate some or all of its activities, merge with another company, sell some or all of its assets to another company, or cease operations entirely. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all, or that the Company will be able to merge with another Company or sell any or all of its assets.

C. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Aeolus and its wholly owned subsidiary, Aeolus Sciences. All significant intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 35.0% ownership interest in CPEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at September 30, 2006 and 2005 and March 31, 2007 due to their short-term nature.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements and equipment under capital leases, over the lesser of the estimated useful lives or the lease terms. The estimated useful lives are two years for computers and five years for equipment. No impairments of property and equipment were required to be recognized during the fiscal year ended September 30, 2006 and 2005 and the six months ended March 31, 2007, except as described in the following sentence. As a result of the closure of the Company’s offices in the Research Triangle Park, North Carolina in August 2005, the Company wrote off impaired office and laboratory facilities leasehold improvements no longer utilized with a net book value of $6,000 in fiscal 2005. There were no other impairments in fiscal year 2005.

Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

Revenue Recognition

Grant income is recognized as revenue as work under the grant is performed and the related expenses are incurred.

Research and Development

R&D costs are expensed in the period incurred. Payments related to the acquisition of in-process R&D are expensed due to the stage of development of the acquired compound or technology at the date of acquisition.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

Net Loss Per Common Share

The Company computes basic net loss per weighted share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net loss per weighted share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, convertible debt, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is anti-dilutive. Diluted weighted average common shares excluded incremental shares of approximately 19,439,000, 5,119,000, 4,764,000 and 19,705,000  as of September 30, 2006, 2005 and 2004 and March 31, 2007, respectively, related to stock options, convertible debt, convertible preferred stock and warrants to purchase common stock. These shares are excluded due to their anti-dilutive effect as a result of the Company’s net loss.

Accounting for Stock-Based Compensation

Beginning October 1, 2005, the Company adopted SFAS No. 123(R) on a modified prospective transition method to account for its employee stock options.  Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated.

Prior to October 1, 2005, the Company accounted for stock-based compensation based on the provisions of APB No. 25, as amended by the Financial Accounting Standards Board (the “FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). APB No. 25 and FIN 44 state that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company’s common stock on the grant date. The Company has adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires employee compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

Segment Reporting

The Company currently operates in only one segment.

Quarterly Financial Information

The unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and Rule 10-01 of Regulation S-X. Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company.  All significant intercompany activity has been eliminated in the preparation of the condensed consolidated financial statements.  Results for the interim period are not necessarily indicative of the results for any other period.

D. CPEC LLC

The Company uses the equity method to account for its 35.0% ownership interest in CPEC.  During fiscal 2003, CPEC licensed bucindolol, a drug previously under development by the Company for the treatment of heart failure, to ARCA in return for possible future royalty and milestone payments.  During fiscal 2006, CPEC agreed to modify the license agreement between CPEC and ARCA and received 400,000 shares of ARCA common stock as consideration for the amendment.  In addition, during fiscal 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA completing a financing.  During fiscal 2006, CPEC declared and paid a dividend of which the Company received $315,000.  CPEC had $360,000, $24,000 and $360,000 of net assets at September 30,

2006 and 2005 and March 31, 2007, respectively.  Aeolus’ share of CPEC’s net assets is included in other current assets.

E. Property and Equipment

Property and equipment consisted of the following at March 31, 2007, September 30, 2006 and September 30, 2005 (in thousands):

	September 30, 2006	September 30, 2005	March 31, 2007
			(unaudited)
Office equipment	$35	$35	$35
Laboratory equipment	-	-	-
Leasehold improvements	-	-	-
	35	35	35
Less: accumulated depreciation and amortization	(35)	(35)	(35)
	$-	$-	$-

Depreciation and amortization expense was zero (unaudited), zero, $9,000 and $10,000 for the six months ended March 31, 2007 and the fiscal years ended September 30, 2006, 2005 and 2004, respectively. During fiscal year 2005, the Company wrote off impaired office and laboratory facilities leasehold improvements no longer utilized with a net book value of $6,000 as a result of the closure of the Company’s offices in the Research Triangle Park, North Carolina in August 2005.

Rent expense under non-cancelable operating leases was zero (unaudited), zero (unaudited), $2,000, $563,000 and $282,000 for the six months ended March 31, 2007 and 2006, and the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

F. Accrued Expenses

At March 31, 2007, September 30, 2006 and September 30, 2005, accrued expenses consisted of the following (in thousands):

	September 30, 2006	September 30, 2005	March 31, 2007 (unaudited)
Lease reserve (Note G)	$—	$267	$—
Payroll-related liabilities	23	10	16
Other	—	13	—
	$23	$290	$16

G. Commitments

In December 1999, the Company sold its anti-infectives division (“IRL”) to a private pharmaceutical company. The Company remains contingently liable through May 2007 for a lease obligation of approximately $219,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey. No amounts are recorded in the accompanying financial statements for this contingent liability.

H. Reorganization

On July 28, 2003, the Company entered into a $3,000,000 secured bridge loan facility (the “$3M Note”) with Goodnow Capital, L.L.C. (“Goodnow”). Through September 30, 2003, the Company borrowed $2,000,000 of the $3M Note. The remaining $1,000,000 was borrowed in October and November 2003. On November 20, 2003, the Company’s stockholders approved a reorganization and merger (the “Reorganization”) of the Company with and into its wholly owned subsidiary, pursuant to which the Company’s stockholders became stockholders of the subsidiary. The Reorganization was accounted for at historical cost and there was no change in the basis of the Company’s assets and liabilities. Pursuant to the terms of the respective agreements, the Reorganization also resulted in the conversion of the $3M Note into 3,060,144 shares of common stock and a $35,000 note payable owed to another party into 35,000 shares of common stock. Pursuant to the terms of the Company’s Certificate of Incorporation, the Reorganization also resulted in the conversion of all 12,015 shares of outstanding Series C Preferred Stock into 225,533 shares of common stock.

I. $5,000,000 Debenture

In January 2004, the Company closed on a secured convertible debenture facility of $5,000,000 with Goodnow (the “Debenture”). The Debenture had a due date of December 24, 2004, an interest rate of 10% and was secured by all of the assets of the Company. The Debenture, including interest, was convertible into common stock at a price of $1.00 per share. In connection with the issuance of the $3M Note and the Debenture, the Company agreed to various covenants and restrictions on its operations. The Company borrowed $5,000,000 under the Debenture during the period from January 2004 through April 16, 2004. Since the conversion rate of the Debenture of $1.00 per share was less than the market value of the Company’s common stock at the time of the advances, a portion of the proceeds were allocated to additional paid-in capital for this beneficial conversion feature. As the amount of the beneficial conversion feature exceeded the proceeds of the Debenture, the amount of the beneficial conversion feature recorded was limited to the $5,000,000 proceeds from the Debenture. On April 19, 2004, Goodnow voluntarily converted the principal and interest into 5,046,875 shares of the Company’s common stock at a price of $1.00 per share. As the Debenture was terminated early and converted to common stock in April 2004, the $5,000,000 beneficial conversion feature of the Debenture was recognized as noncash interest expense during fiscal 2004.

J. Other Notes Payable

In August 2002, Aeolus borrowed from Elan Corporation, plc. (“Elan”) $638,000 pursuant to the terms of a note arrangement with Elan. The note payable accrues interest at 10% compounded semi-annually. The note was convertible at the option of Elan into shares of the Company’s Series B non-voting convertible preferred stock (“Series B Preferred Stock”) at $43.27 per share. The original note matured on December 21, 2006; however, in February 2007, the Company and Elan terminated the note, the Company paid $300,000 in cash to Elan, Elan and the Company entered into a new note payable in the amount of $453,000 for a period of two years under substantially the same terms as the original note and Elan forgave $225,000 of the note payable.

The remaining principal plus accrued interest will be due and payable in two years.  During the term of the note payable, Elan has the option to convert the note to shares of Series B Preferred Stock at a value of $9.00 per share.  Upon the maturity of the note payable, Aeolus has the option to repay the note either in cash or in shares of Series B Preferred Stock and warrants having a then fair market value of the amount due; provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share. As of March 31, 2007, the outstanding balance on the note payable to Elan was $459,000.

K. Stockholders’ Equity (Deficit)

Preferred Stock

The Certificate of Incorporation of Aeolus authorizes the issuance of up to 10,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company.

In January 2001, Aeolus issued to Elan 12,015 shares of Series C redeemable convertible exchangeable non-voting preferred stock (the “Series C Preferred Stock”). The Series C Preferred Stock had liquidation preferences in advance of common stock and the Series B Stock, which is on par with common stock upon a liquidation. The Series C Preferred Stock carried a mandatory stock dividend of 7%, compounded annually. At September 30, 2003, the Series C Preferred Stock was exchangeable at the option of Elan for all of the preferred stock of Incara Development held by Aeolus which, if exchanged, would have given Elan ownership of 50% of the initial amount of combined common and preferred stock of Incara Development on an as-converted basis. The Series C Preferred Stock was convertible by Elan into shares of Series B Stock at the rate of $64.90 per share. Because the exchange feature allowed the Series C Preferred Stock to be redeemed for certain assets of Aeolus, the value of the Series C Preferred Stock, including accrued dividends, was classified as a liability at September 30, 2003. Pursuant to the terms of the Company’s Certificate of Incorporation, the Reorganization resulted in the conversion of all 12,015 shares of outstanding Series C Preferred Stock into 225,533 shares of common stock in November 2003.

In January 2001, Aeolus issued to Elan 28,457 shares of Series B Preferred Stock. In February 2002, the Company issued 58,883 shares of Series B Preferred Stock and 480,000 shares of common stock to Elan in exchange for a $1,400,000 note payable to Elan. In May 2002, the Company sold 416,204 shares of Series B Preferred Stock to Elan for $3,000,000. On January 14, 2005, Elan converted 28,457 shares of the Series B Preferred Stock in 28,457 shares of common stock. As of September 30, 2006, 475,087 shares of Series B Preferred Stock were outstanding. Each share of Series B Preferred Stock is convertible into one share of common stock.

On November 21, 2005, the Company completed a private placement whereby the Company issued to certain accredited investors an aggregate of 1,250,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) at a stated price of $2.00 per share and warrants to purchase up to an aggregate of 2,500,000 shares of common stock at an exercise price of $1.00 per share and a five year term resulting in net proceeds of $2,413,000.  The Series A Preferred Stock accrued dividends at the rate of 6% of the stated price annually, which were paid in our common stock and was accreted to earnings available to common stockholders on a quarterly basis.  Each convertible preferred share was convertible into two shares of our common stock which was subsequently increased to four shares of our common stock and had a liquidation preference of $3.00 per share.  The warrants contain a “cashless exercise” feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to the Company.

The fair value of the warrants on November 21, 2005 was estimated to be $2,146,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 112% risk free interest rate of 4.4%; and an expected life of five years.  The proceeds from the November 2005 private placement were first allocated to the fair value of the warrants and the remaining proceeds were attributed to the value of the preferred stock, resulting in a carrying value of the Series A Preferred Stock of $354,000.  The carrying value of the Series A Preferred Stock was not accreted to its redemption value as the occurrence of the redemption event was not considered probable.

Offering costs of the November 2005 private placement were $87,000 which were charged to additional paid in capital.

Pursuant to the terms of the registration rights agreement entered into in connection with the November 2005 private placement, the Company filed a registration statement with the SEC which was declared effective on March 1, 2006.  The registration rights agreement further provides that if a registration statement is not filed or declared effective within specified time periods, the Company would be required to pay each holder an amount in cash, as liquidated damages, equal to 1.5% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held.  In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants and the transaction documents, at the closing date for the November 2005 private placement, November 21, 2005, the fair value of the warrants issued in the private placement were accounted for as a liability.  The warrant liability was reclassified to equity when the SEC declared the registration statement effective on March 1, 2006.  Through March 1, 2006, the warrant liability was revalued at each balance sheet date and the change in fair value was charged to the statement of operations. Between November 21, 2005 and March 1, 2006, the fair value of the warrant decreased by $401,000 which was credited to the statement of operations.

In connection with the June 5, 2006 private placement described below, all outstanding shares of the Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock.  In addition, the exercise price of the warrants to purchase up to an aggregate of 2,500,000 shares of common stock issued in the November 2005 financing were lowered from $1.00 per share to $0.50 per share in accordance with the terms of the warrants.

As a result of the change of the conversion terms of the Series A Preferred Stock from two shares of common stock to four shares of common stock, the Company recognized a dividend in the amount of $900,000.  Such amount was determined as the incremental intrinsic value of the beneficial conversion feature that was triggered upon conversion of the Series A Preferred Stock and was recorded as additional paid-in capital.

Common Stock

On April 19, 2004, Aeolus completed a private placement sale of 4,104,000 shares of common stock at $2.50 per share, resulting in net proceeds of $9,359,000 (after deducting costs of the sale). The Company issued warrants to the investors to purchase an aggregate of 1,641,600 shares of common stock with an exercise price of $4.00 per share and issued a warrant to the placement agent for the April 2004 private placement to purchase 410,400 shares of common stock with an exercise price of $2.50 per share.

On June 5, 2006, Aeolus completed a private placement of 10,000,000 shares of the Company’s common stock at a purchase price of $0.50 per share for aggregate gross proceeds of $5,000,000, issued to the certain investors in the private placement warrants (the “Investor Warrants”) to purchase up to an aggregate of 7,000,000 shares of common stock of the Company with an exercise price of $0.75 per share and issued to Efficacy Biotech Master Fund Ltd. a warrant (the “Efficacy Warrant”) to purchase up to an aggregate of  4,000,000 shares of common stock with an exercise price of $0.50 per share. The Investor Warrants are exercisable until June 5, 2011 and may be exercised by the holder only pursuant to a cash payment.  The Efficacy Warrant is exercisable until June 5, 2007 and may be exercised by the holder only pursuant to a cash payment.  The aggregate net proceeds to the Company from the June 2006 private placement, after deducting for expenses, were approximately $4,754,000.

The fair value of the warrants issued on June 5, 2006 was estimated to be $4,716,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 5.0%; expected volatility of 120% for the Investor Warrants and 124% for Efficacy Warrant; and an expected life of five years for the Investor Warrants and one year for the Efficacy Warrant.  The proceeds from the June 2006 private placement were first allocated to the fair value of the warrants and the remaining proceeds were attributed to the value of the common stock.

Pursuant to the terms of the Subscription Agreement for the June 2006 private placement, the Company filed a registration statement with the SEC which was declared effective on July 31, 2006.  The Subscription Agreement further provides that if a registration statement is not filed or declared effective within specified time periods, the Company would be required to pay each holder an amount in cash, as liquidated damages, equal to 1.0% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held.  In accordance with EITF 00-19 and the terms of the warrants and the transaction documents, at the closing date for the June 2006 private placement, June 5, 2006, the fair value of the warrants issued in the private placement were accounted for as a liability.  The warrant liability was reclassified to equity when the SEC declared the registration statement effective.  From June 5, 2006 to July 31, 2006, the date in which a registration statement registering the shares underlying the warrants was declared effective, the warrant liability was revalued at each balance sheet date and changes in fair value were charged to the statement of operations. Between June 5, 2006 and July 31, 2006, the fair value of the warrant increased by $901,000 which was charged to the statement of operations.  The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

Warrants

In connection with the June 2006 private placement, Aeolus issued to the Investor Warrants to purchase up to an aggregate of 7,000,000 shares of common stock of the Company with an exercise price of $0.75 per share and issued the Efficacy Warrant to purchase up to an aggregate of  4,000,000 shares of common stock with an exercise price of $0.50 per share. The Investor Warrants are exercisable until June 5, 2011 and may be exercised by the holder only pursuant to a cash payment.  The Efficacy Warrant is exercisable until June 5, 2007 and may be exercised by the holder only pursuant to a cash payment.

In connection with the November 2005 private placement, Aeolus issued warrants to purchase 2,500,000 shares at an exercise price of $1.00 per share. In accordance with the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, the conversion price of the “Series A Preferred Stock and the exercise price of the warrants previously issued to the Series A Preferred Stock holders in November 2005 were each automatically reduced to $0.50 per share, the purchase price of the common stock issued in the June 2006 private placement, effective as of June 5, 2006.   As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $105,000 which was charged to the statement of operations.

In connection with the April 2004 private placement, Aeolus issued warrants to purchase 1,641,600 shares at an exercise price of $4.00 per share and 410,400 shares at an exercise price of $2.50 per share. In connection with the Debenture, Aeolus issued a warrant to Goodnow in January 2004 to purchase 1,250,000 shares of common stock at $4.00 per share. Pursuant to its terms, the warrant expired unexercised as a result of the June 2006 private placement. During fiscal 2003, Aeolus issued two warrants to purchase an aggregate of 5,035,000 shares of common stock at $1.00 per share in connection with the issuance of notes payable. The warrant to purchase 5,000,000 shares expired upon the completion of the Reorganization. The warrant to purchase 35,000 shares expires in July 2008.

During fiscal 2006, Aeolus issued to an accredited investor a warrant to purchase up to an aggregate of 250,000 shares of common stock with an exercise price ranging from $0.50 to $2.50 per share in accordance with the terms of a consulting agreement.

The Company incurred $76,000 of expense related to warrants issued in fiscal 2006. No warrant expense was incurred in fiscal 2004 and fiscal 2005.

As of March 31, 2007, warrants to purchase 15,838,759 shares of common stock were outstanding.  Details of the warrants for common stock outstanding at March 31, 2007 were as follows:

Number of Shares	Exercise Price	Expiration Date

4,000,000	$0.50	June 2007
50,000	$0.50	May 2011
2,500,000	$0.50	November 2010
7,000,000	$0.75	June 2011
50,000	$1.00	May 2011
35,000	$1.00	July 2008
50,000	$1.50	May 2011
50,000	$2.00	May 2011
50,000	$2.50	May 2011
410,400	$2.50	April 2009
1,641,600	$4.00	April 2009
1,759	$19.90	October 2008
15,838,759

M. Stock Compensation Plans

Stock Option Plans

As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company’s management, employees and key consultants, the Board of Directors approved the 2004 Plan and initially reserved 2,000,000 shares of common stock for issuance under the 2004 Plan which was subsequently increased to 5,000,000 in March 2007. As of March 31, 2007, 3,469,559 shares were available to be granted under the 2004 Plan. The exercise price of the incentive stock options (“ISOs”)granted under the 2004 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest immediately or up to one year following the date of the grant.

Under the Company’s 1994 Stock Option Plan (the “1994 Plan”), ISOs or non-qualified stock options to purchase 2,500,000 shares of Aeolus’ common stock may be granted to employees, directors and consultants of the Company. As of March 31, 2007, there were no shares available to be granted under the 1994 Plan. The exercise price of the ISOs granted under the 1994 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three years following the date of the grant.

During fiscal 2005 and 2004, the Company recognized noncash charges totaling $293,000 and $2,569,000, respectively, for accelerated vesting of stock options as a result of a change in the Board of Directors and the resignation of the Company’s former Chief Executive Officer.

Stock option activity under the 2004 Plan and 1994 Plan were as follows:

				Intrinsic
		Weighted Average	Weighted Average	Value
	Shares	Exercise Price	Contractual Life	(in 000s)
Outstanding at September 30, 2003	1,675,685	$5.25	9.3 years	$367
Granted	406,324	$2.62
Exercised	(61,756)	$1.22	8.8 years	$11
Cancelled	(8,033)	$43.26
Outstanding at September 30, 2004	2,012,220	$4.69	8.6 years	$93
Granted	463,300	$0.96
Exercised	(62,499)	$1.00	9.9 years	$2
Cancelled	(18,930)	$6.77
Outstanding at September 30, 2005	2,394,091	$4.05	8.0 years	$65
Granted	777,641	$0.81	10.0 years	$-
Exercised	(83,332)	$1.00	9.2 years	$(14)
Cancelled	(16,594)	16.84
Outstanding at September 30, 2006	3,071,806	$3.25	7.7 years	$22
Granted	742,000	$0.60
Exercised	(20,833)	$1.00
Cancelled	(452,356)	0.64
Outstanding at March 31, 2007 (unaudited)	3,340,617	$3.02	7.2 years	$27

Stock options granted to consultants during fiscal 2005 and 2004 were fully vested when issued, and $85,000 and $138,000, respectively, were expensed upon issuance. Stock options granted to consultants during fiscal year 2006 were fully vested when issued or vested over a twelve month period and during fiscal 2006, and the stock option expense for stock options granted to consultants was $199,000.  For the fiscal years ended September 30, 2006, 2005 and 2004, all stock options were issued at or above the fair market value of a share of common stock.  The weighted-average grant-date fair value of options granted during the fiscal years 2006, 2005 and 2004 and the three months ended March 31, 2007 was $0.81, $0.94, $2.09 and $0.94 respectively.

A summary of the status of nonvested shares as of September 30, 2006 and March 31, 2007, and changes during the year ended September 30, 2006 and the six months ended March 31, 2007 was:

Shares

Nonvested at September 30, 2005	112,917
Granted	777,641
Vested	(350,972)
Nonvested at September 30, 2006	539,586
Granted	742,000
Cancelled	(452,356)
Vested	(446,313)
Nonvested at March 31, 2007 (unaudited)	382,917

The total deferred compensation expense for outstanding and unvested stock options was $294,000 as of March 31, 2007, which will be recognized over the next four months.  The total fair value of shares vested during fiscal years 2006, 2005, 2004 and the six months ended March 31, 2007 was $424,000, $755,000, $1.2 million and $378,000, respectively.

The details of stock options outstanding at March 31, 2007 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at March 31, 2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at March 31, 2007	Weighted Average Exercise Price

$0.38 - $0.73	337,211	$0.61	8.0 years	183,044	$0.61
$0.75 - $0.80	396,000	$0.76	8.9 years	282,667	$0.76
$0.81 - $0.85	350,994	$0.85	8.6 years	235,994	$0.85
$0.89 - $1.12	340,477	$0.95	8.5 years	340,477	$0.95
$1.13 - $1.45	50,450	$1.16	7.7 years	50,450	$1.16
$1.50	1,256,015	$1.50	6.3 years	1,256,015	$1.50
$1.52 - $5.00	374,556	$2.74	7.3 years	374,139	$2.74
$5.10 - $31.88	186,115	$18.84	4.2 years	186,115	$18.84
$50.9375	2,999	$50.94	3.0 years	2,999	$50.94
$51.25	45,800	$51.25	3.0 years	45,800	$51.25
$0.38 - $51.25	3,340,617	$3.02	7.2 years	2,957,700	$3.32

Under the principles of APB No. 25, the Company did not recognize compensation expense associated with the grant of stock options to employees unless an option was granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees.

Had compensation expense, assuming it was recognized on a straight-line basis over the vesting period for awards under the 1994 Plan and the 2004 Plan, been determined based on the fair value at the grant date, consistent with the provisions of SFAS 123 and SFAS 148, the Company’s results of operations on a pro forma basis would have been as follows:

	For the year ended September 30,
	2005	2004
Net loss attributable to common stockholders (in thousands):
As reported	$(6,905)	$(17,302)
Add: APB 25 compensation expense on the accelerated
vesting of employee stock options	294	1,394
Less: pro forma adjustment for stock-based
compensation expense	(676)	(1,081)
Pro forma	$(7,287)	$(16,989)
Basic and diluted net loss per weighted share attributable to common stockholders:
As reported	$(0.49)	$(2.06)
Effect of pro forma adjustment	(0.03)	0.03
Pro forma	$(0.52)	$(2.03)

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The fair value of each option grant for employees and consultants is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

	For the year ended September 30,			Six Months Ended March 31, 2007 (unaudited)
	2006	2005	2004
Dividend yield	0%	0%	0%	0%
Expected volatility	189 – 191%	195%	274%	191 - 195%
Risk-free interest rate	4.3% - 5.2%	2.9% - 4.3%	1.2% - 4.7%	4.5% - 5.1%
Expected option life after shares are vested	10 years	10 years	3 years	10 years

Beginning October 1, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”) on a modified prospective transition method to account for its employee stock options.  Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated.  As a result of the adoption, the Company’s income from continuing operations decreased by $224,000 or $0.01 per share for fiscal 2006.

Stock-based compensation expense recognized in the statement of operations is as follows (in thousands):

	For the year ended September 30, 2006	For six months ended March 31,
		2007	2006
		(unaudited)	(unaudited)
Research and development expenses	$43	$130	$23
General and administrative expenses	457	248	133
Total stock-based compensation expense	$500	$378	$156

Restricted Stock

In September 1999, the Company’s Board of Directors adopted the 1999 Equity Incentive Plan (the “1999 Plan”). The 1999 Plan provides for the grant of restricted stock awards which entitle employees and consultants of the Company to receive shares of common stock upon satisfaction of specified vesting periods.  The Company recognized none, none and $104,000 of expenses related to restricted stock awards during the fiscal years ended September 30, 2006, 2005 and 2004, respectively. There were no unvested shares of restricted stock at September 30, 2006 or 2005. In October 2005, the Board of Directors terminated the 1999 Plan.

N. Income Taxes

As of September 30, 2006 and 2005, the Company had federal net operating loss (“NOL”) carryforwards of $100,383,000 and $94,309,000, respectively, state operating loss carryforwards of $23,799,000 and $43,520,000, respectively.  The use of these federal NOL carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code (the “Code”). The Company may have had a change of control under Section 382 of the Code during fiscal 2004 and 2006; however, a complete analysis of the limitation of the NOL carryforwards will not be completed until the time the Company projects it will be able to utilize such NOLs. The federal NOLs will begin to expire in 2010. The state NOLs begin to expire in fiscal year 2007. Additionally, the Company had federal R&D carryforwards as of September 30, 2006 and 2005 of $3,244,000 and $2,967,000, respectively.

Significant components of the Company’s deferred tax assets at September 30, 2006 and 2005 consisted of the following (in thousands):

	2006	2005

Net operating loss carryforwards	$35,772	$35,068
AMT credit carryforwards	37	37
Research and development credit carryforwards	3,244	2,967
Accrued payroll related liabilities	2,464	2,464
Charitable contribution carryforwards	1,109	1,109
Total deferred tax assets	42,626	41,645
Deferred tax liabilities	--	(109)
Valuation allowance for deferred assets	(42,626)	(41,536)
Net deferred tax asset	$—	$—

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

	2006	2005	2004

Effective income tax rate	0%	0%	0%

United States Federal income tax at statutory rate	$(1,975)	$(2,348)	$(5,837)
State income taxes (net of federal benefit)	(277)	(296)	(773)
Change in valuation reserves	2,351	2,629	4,923
Other	(99)	15	1,687
Provision for income taxes	$—	$—	$—

O. Agreements

Duke Licenses

Aeolus has obtained exclusive worldwide licenses from Duke to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists’ laboratories at Duke are also covered by the Duke licenses. The Duke licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the FDA and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the terms of the Duke licenses, and milestone payments upon certain regulatory approvals and annual sales levels. In addition, Aeolus is obligated under the Duke licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke licenses continue until the expiration of the last to expire issued patent on the licensed technology.

NJC Agreements

Aeolus has an exclusive worldwide license from the NJC to develop, make, have made, use and sell products using certain technology developed by certain scientists at the NJC. The NJC License requires Aeolus to use commercially reasonable efforts to diligently pursue the development and government approval of products using the licensed technology. Aeolus will pay royalties to the NJC on net product sales during the term of the NJC License and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJC License to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the NJC License continues until the expiration of the last to expire issued patent on the licensed technology. Aeolus also had a sponsored research agreement with the NJC that grants Aeolus an option to negotiate a royalty-bearing exclusive license for certain technology, patents and inventions resulting from research by certain individuals at the NJC within the field of antioxidant, nitrosylating and related areas. Aeolus terminated this agreement effective June 30, 2005.

Elan

In May 2002, the Company entered into a collaboration transaction with affiliates of Elan for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although Elan and the Company terminated this collaboration in January 2003, the Company will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

P. Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)

Fiscal 2006
Total revenue	$1	$91	$—	$—	$92
Net loss attributable to common stockholders	$(1,523)	$(894)	$(3,178)	$(214)	$(5,809)
Net loss per common share (basic and diluted):
Net loss attributable to common stockholders	$(0.11)	$(0.06)	$(0.17)	$(0.01)	$(0.31)

Fiscal 2005
Total revenue	$109	$6	$121	$16	$252
Net loss attributable to common stockholders	$(1,957)	$(1,659)	$(1,636)	$(1,653)	$(6,905)
Net loss per common share (basic and diluted):
Net loss attributable to common stockholders	$(0.14)	$(0.12)	$(0.12)	$(0.12)	$(0.49)

P. Subsequent Events

On May 22, 2007, Aeolus Pharmaceuticals, Inc. entered into a Securities Purchase Agreement with certain accredited investors (the “Investors”) pursuant to which the Company sold to the Investors an aggregate of 2,666,667 shares of the Company’s common stock (the “Shares”) at a purchase price of $0.75 per share for aggregate gross proceeds of $2,000,000 and issued to the Investors warrants (the “Investor Warrants”) to purchase up to an aggregate of 2,000,001 shares of common stock of the Company with an exercise price of $0.75 per share. The Investor Warrants are exercisable until May 22, 2012.  In addition, we issued to a placement agent a warrant to purchase up to an aggregate of 186,667 shares of common stock with an exercise price of $0.75 per share.

The aggregate net proceeds to the Company from the May 2007 private placement, after deducting for expenses, were approximately $1,760,000. The Company intends to use the net proceeds from the May 2007 private placement to finance the clinical development of AEOL 10150 and to fund ongoing operations of the Company.

4,853,335 Shares

Aeolus Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

July 19, 2007

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.